   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2002


                                                             FILE NOS. 333-88195
                                                                       811-08589
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-2


REGISTRATION STATEMENT UNDER
   THE SECURITIES ACT OF 1933                                [X]
   Pre-Effective Amendment No.                               [ ]

   Post-Effective Amendment No. 4                            [X]
                              and
REGISTRATION STATEMENT UNDER
   THE INVESTMENT COMPANY ACT OF 1940                        [X]

   Amendment No. 11                                          [ ]


                                   VAN KAMPEN
                           SENIOR FLOATING RATE FUND
        (FORMERLY VAN KAMPEN AMERICAN CAPITAL SENIOR FLOATING RATE FUND)
        (Exact Name of Registrant as Specified in Declaration of Trust)

     1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555
              (Address of Principal Executive Offices) (Zip Code)

                                 (630) 684-6000
              (Registrant's Telephone Number, including Area Code)

                              A. Thomas Smith III
                     Managing Director and General Counsel

                          Van Kampen Investments Inc.

                          1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 762-5260
                    (Name and Address of Agent for Service)
                               ------------------

                                   Copies to:
                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                             Skadden, Arps, Slate,
                           Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

     Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     It is proposed that this filing will become effective
     [X] when declared effective pursuant to Section 8(c)
                               ------------------

                   CALCULATION OF REGISTRATION FEE UNDER THE
                             SECURITIES ACT OF 1933

-------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED           PROPOSED
                                            AMOUNT OF          MAXIMUM            MAXIMUM            AMOUNT OF
          TITLE OF SECURITIES             SHARES BEING     OFFERING PRICE        AGGREGATE         REGISTRATION
           BEING REGISTERED                REGISTERED         PER UNIT*       OFFERING PRICE*          FEE*+
-------------------------------------------------------------------------------------------------------------------
Common Shares of Beneficial Interest...    250,000,000         $10.01         $2,502,500,000         $695,695
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee.
+ All fees have previously been paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      VAN KAMPEN SENIOR FLOATING RATE FUND

                             CROSS REFERENCE SHEET
                            PURSUANT TO RULE 404(C)

                   ITEM NUMBER, FORM N-2                                 CAPTION IN PROSPECTUS
                   ---------------------                                 ---------------------
Part A
 1.  Outside Front Cover....................................    Cover Page
 2.  Cover Pages; Other Offering Information................    Cover Page; Outside Back Cover
 3.  Fee Table and Synopsis.................................    Fund Expenses; Prospectus Summary
 4.  Financial Highlights...................................    Financial Highlights
 5.  Plan of Distribution...................................    Management of the Fund; Repurchase of
                                                                Shares; Description of Common Shares,
                                                                Purchasing Shares of the Fund
 6.  Selling Shareholders...................................    Not Applicable
 7.  Use of Proceeds........................................    The Fund; Investment Objective and
                                                                Policies; Special Risk Considerations
 8.  General Description of the Registrant..................    The Fund; Investment Objective and
                                                                Policies; Special Risk Considerations;
                                                                Investment Practices and Special Risks;
                                                                Description of Common Shares
 9.  Management.............................................    Management of the Fund; Custodian,
                                                                Dividend Disbursing and Transfer Agent
10.  Capital Stock, Long-Term Debt and Other Securities.....    The Fund; Taxation; Distributions;
                                                                Dividend Reinvestment Plan; Repurchase
                                                                of Shares; Description of Common
                                                                Shares; Communications With
                                                                Shareholders
11.  Defaults and Arrears on Senior Securities..............    Not Applicable
12.  Legal Proceedings......................................    Not Applicable
13.  Table of Contents of the Statement of Additional
     Information............................................    Table of Contents for the Statement of
                                                                Additional Information

                                                                            CAPTION IN SAI
                                                                            --------------
Part B
14.  Cover Page.............................................    Cover Page
15.  Table of Contents......................................    Cover Page
16.  General Information and History........................    Not Applicable
17.  Investment Objective and Policies......................    Investment Objective and Policies and
                                                                Special Risk Consideration; Investment
                                                                Restrictions; Portfolio Transactions
18.  Management.............................................    Trustees and Officers
19.  Control Persons and Principal Holders of Securities....    Trustees and Officers
20.  Investment Advisory and Other Services.................    Trustees and Officers; Management of
                                                                the Fund
21.  Brokerage Allocation and Other Practices...............    Portfolio Transactions
22.  Tax Status.............................................    Taxation
23.  Financial Statements...................................    Report of Independent Auditors;
                                                                Portfolio of Investments as of July 31,
                                                                2002; Statement of Assets and
                                                                Liabilities as of July 31, 2002;
                                                                Statement of Operations for the Year
                                                                Ended July 31, 2002; Statements of
                                                                Changes in Net Assets for the Year
                                                                Ended July 31, 2002 and 2001; Statement
                                                                of Cash Flows for the Year Ended July
                                                                31, 2002; Notes to Financial Statements

Part C

     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

--------------------------------------------------------------------------------
                      VAN KAMPEN SENIOR FLOATING RATE FUND
--------------------------------------------------------------------------------


    Van Kampen Senior Floating Rate Fund's objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans. Senior loans are business loans that have a senior right to payment. They are made to corporations and other borrowers and are often secured by specific assets of the borrower. The Fund believes that investing in adjustable rate senior loans should limit fluctuations in net asset value caused by changes in interest rates. You should, however, expect the Fund's net asset value to fluctuate as a result of changes in borrower credit quality and other factors.



  There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund, including that the Fund may invest all or a substantial portion of its assets in below investment grade senior loans. SEE "SPECIAL RISK CONSIDERATIONS."


  The Fund's shares have no trading market and no market is expected to develop. You should consider your investment in the Fund to be illiquid. In an effort to provide shareholders an opportunity to sell their shares, the Fund currently intends to consider to offer to repurchase a portion of its outstanding shares each quarter at net asset value. There is no guarantee that you will be able to sell your shares at any given time. If you hold your shares for less than one year, you will likely be charged an early withdrawal charge at the time the Fund repurchases your shares.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATOR HAS APPROVED OR DISAPPROVED OF THE SHARES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. A REPRESENTATION TO THE CONTRARY IS A CRIME.

                               ------------------

    SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. SHARES INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF YOUR INVESTMENT.

    The Fund continuously offers its shares through Van Kampen Funds Inc., as principal underwriter, and through selected broker-dealers and financial services firms, at a price per share equal to net asset value. There is no initial sales charge or underwriting discount on purchases of shares. Van Kampen Funds Inc. will pay the broker-dealers and financial services firms participating in the continuous offering. The minimum initial investment is $1,000. The minimum initial investment for tax sheltered retirement plans is $250.


    The Fund's investment adviser is Van Kampen Investment Advisory Corp. This Prospectus sets forth the information about the Fund that you should know before investing. You should keep it for future reference. More information about the Fund, including a Statement of Additional Information dated November 27, 2002, has been filed with the Securities and Exchange Commission ("SEC"). This information is available upon written or oral request without charge. The Fund's Statement of Additional Information is incorporated herein by reference. You may get a copy of it by calling 1-800-341-2911. A table of contents for the Statement of Additional Information is on page 28. The SEC maintains a web site at http://www.sec.gov that contains the Statement of Additional Information, material incorporated by reference and other information about SEC registrants.


                          VAN KAMPEN INVESTMENTS LOGO


                  THIS PROSPECTUS IS DATED NOVEMBER 27, 2002.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                PAGE
                                                                ----
Fund Expenses...............................................      3
Prospectus Summary..........................................      4
Financial Highlights........................................      7
The Fund....................................................      8
Investment Objective and Policies...........................      8
Special Risk Considerations.................................     12
Investment Practices and Special Risks......................     15
Taxation....................................................     18
Management of the Fund......................................     19
Distributions...............................................     20
Dividend Reinvestment Plan..................................     20
Repurchase of Shares........................................     21
Description of Common Shares................................     23
Purchasing Shares of the Fund...............................     25
Communications With Shareholders............................     26
Custodian, Dividend Disbursing and Transfer Agent...........     27
Legal Opinions..............................................     27
Independent Auditors........................................     27
Additional Information......................................     27
Table of Contents for the Statement of Additional
  Information...............................................     28
Appendix A..................................................    A-1

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE FUND'S INVESTMENT ADVISER OR THE FUND'S PRINCIPAL UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

--------------------------------------------------------------------------------
FUND EXPENSES
--------------------------------------------------------------------------------

  The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

SHAREHOLDER TRANSACTION EXPENSES
  Sales Load................................................     None
  Early Withdrawal Charge...................................  0.00-1.00%(1)
ANNUAL OPERATING EXPENSES (AS A PERCENTAGE OF NET ASSETS
  ATTRIBUTABLE TO COMMON SHARES)
  Investment Advisory and Administration Fees(2)............    0.95%
  Interest Payments on Borrowed Funds.......................    0.00%
  Other Expenses (including service fee of 0.15%)...........    0.72%
                                                              ----------
      Total Annual Operating Expenses.......................    1.67%

--------------------------------------------------------------------------------
(1) An early withdrawal charge of 1.00% will be imposed on most shares accepted by the Fund for repurchase which have been held for less than one year. See "Repurchase of Shares" for additional information.

(2) See "Management of the Fund" for additional information.

EXAMPLE

  An investor would pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

                                                              ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS
                                                              --------   -----------   ----------   ---------
Assuming no tender of shares................................    $17          $53          $91         $198
Assuming tender and repurchase of shares on last day of
period and imposition of maximum applicable early withdrawal
charge......................................................    $27          $53          $91         $198

  This "Example" assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Total Annual Operating Expenses remain the same in the years shown. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND THE FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

--------------------------------------------------------------------------------
PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

  This summary is qualified by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information.


  THE FUND. Van Kampen Senior Floating Rate Fund is a non-diversified, closed-end management investment company. The Fund completed an initial public offering in March 1998. Since March 1998, the Fund has continuously offered its common shares of beneficial interest, $.01 par value per share (the "Shares"), through Van Kampen Funds Inc. ("VKF") as principal underwriter. As of October 31, 2002, the Fund had 44,226,997 Shares outstanding and had net assets of approximately $326 million. The Fund's investment adviser is Van Kampen Investment Advisory Corp. (the "Adviser").


  THE OFFERING. The Fund continuously offers Shares through VKF and through selected broker-dealers and financial services firms at net asset value. There is no initial sales charge or underwriting discount on purchases of Shares. VKF pays the broker-dealers and financial services firms participating in the continuous offering. The minimum initial investment is $1,000 and minimum subsequent investment is $100. The minimum initial investment for tax sheltered retirement plans is $250.


  INVESTMENT OBJECTIVE, POLICIES AND RISKS. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. Although the Fund seeks capital preservation, it is not a money market fund or a certificate of deposit, and differs substantially from these products with respect to risks and liquidity, among other factors. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See "Special Risk Considerations."


  The Fund plans to invest at least 80% of its total assets in adjustable rate senior loans ("Senior Loans"). Senior Loans are business loans made to borrowers that may be corporations, partnerships or other entities ("Borrowers"). These Borrowers operate in a variety of industries and geographic regions. The interest rates on Senior Loans adjust periodically, and the Fund's portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in its net asset value caused by changes in interest rates.

  Senior Loans generally are negotiated between a Borrower and several financial institution lenders ("Lenders") represented by one or more Lenders acting as agent of all the Lenders ("Agent"). The Agent is responsible for negotiating the Loan Agreement that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Fund may act as one of the group of original Lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. Senior Loans may include certain foreign senior debt that is in the form of notes and not Loan Agreements.

  Senior Loans have the most senior position in a Borrower's capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Seniors Loans a priority claim on some or all of the Borrower's assets in the event of default. Most of the Fund's Senior Loan investments will be secured by specific assets of the Borrower. Senior Loans also have contractual terms designed to protect Lenders. The Fund generally acquires Senior Loans of Borrowers that, in the Adviser's judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Adviser. Because of their protective features, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities.


  BORROWER CREDIT RISK. Investing in Senior Loans does involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund may invest all or a substantial portion of its assets in below investment grade senior loans, which are considered speculative by rating agencies (and are often referred to as "junk securities"). The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and careful analyses and monitoring of Borrowers. Nevertheless, you should expect that the Fund's net asset value will fluctuate as a result of changes in the credit quality of Borrowers and other factors. See "Special Risk Considerations -- Borrower Credit Risk."



  OTHER INVESTMENT POLICIES. Other investment policies of the Fund include the following: The Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any specific collateral; the Fund may invest up to 20% of its total assets in Senior Loans made to non-U.S. Borrowers provided that these Senior Loans are U.S. dollar denominated and pay principal and interest in U.S. dollars; and the Fund may invest up to 20% of its total assets in any combination of the following: (1) warrants, equity securities and junior debt securities, in each case that are acquired in connection with the acquisition, restructuring or disposition of a Senior Loan, and (2) high quality short-term debt securities.


  SHARE REPURCHASES. The Fund currently intends, each quarter, to consider to offer for repurchase a portion of its outstanding Shares at their then current net asset value. Each repurchase must be preapproved by the Fund's Board of Trustees. To date, the Fund has repurchased Shares every quarter since it began operations. The Fund will impose an early withdrawal charge payable to VKF on most Shares accepted for repurchase that have been held for less than one year. There is no assurance that the Fund will in fact offer to repurchase any of its Shares. If the Fund does offer to repurchase Shares there is no guarantee that all or any Shares tendered will be purchased. The Fund may borrow to finance repurchases of Shares. Borrowings entail additional risks.


  INVESTMENT ADVISER. Van Kampen Investment Advisory Corp. is the Fund's investment adviser. The Adviser also serves as investment adviser to Van Kampen Senior Income Trust, a closed-end investment company listed on the New York Stock Exchange, and to Van Kampen Prime Rate Income Trust, a closed-end investment company engaged in a continuous offering. These funds also invest primarily in Senior Loans. As of October 31, 2002, the Fund together with these funds had over $3.8 billion in assets. See "Management of the Fund."


  ADMINISTRATOR. Van Kampen Investments Inc. ("Van Kampen") is the Fund's administrator (in such capacity, the "Administrator"). See "Management of the Fund."

  FEES AND EXPENSES. The Fund will pay the Adviser a fee at an annualized rate of 0.95% of the average daily net assets of the Fund. This fee is reduced on assets in excess of $4 billion. The Fund will pay the Administrator a fee at an annual rate of 0.25% of the average daily net assets of the Fund. See "Management of the Fund."

  SERVICE PLAN. The Fund will also pay service fees for personal services and/or the maintenance of shareholder accounts to VKF and broker-dealers and other persons. These payments will not exceed 0.25% of the Fund's average daily net assets for any fiscal year. The Trustees of the Fund have initially authorized the Fund to make quarterly service fee payments to VKF and broker-dealers in amounts not expected to exceed 0.15% of the Fund's average daily net assets. See "Purchasing Shares of the Fund."

  DISTRIBUTIONS. The Fund plans to make monthly distributions of substantially all net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Net capital gain, if any, will be distributed at least annually.

  DIVIDEND REINVESTMENT PLAN. You may elect to have your dividends and capital gain distributions automatically reinvested in additional Shares purchased from the Fund at net asset value. If you do not elect to participate in this dividend reinvestment plan you will receive distributions in cash.

SPECIAL RISK CONSIDERATIONS

  NO TRADING MARKET FOR SHARES. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list the Shares for trading on any national securities exchange. There is no secondary trading market for Shares. An investment in the Shares is illiquid. If the Fund's Board of Trustees does not authorize the Fund to repurchase its Shares, you will not be able to sell your Shares. Even if the Fund does make repurchases, there is no guarantee that you will be able to sell all of the Shares that you desire to sell.

  SENIOR LOANS. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

  Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. The market could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. Although the Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in net asset value as a result of changes in interest rates, extraordinary and sudden changes in interest rates could nevertheless disrupt the market for Senior Loans and result in fluctuations in the Fund's net asset value. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser's opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund's operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. Illiquid securities are also difficult to value. See "Investment Objective and Policies."

  Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

  BORROWER CREDIT RISK. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan will result in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund's net asset value and market value. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.

  The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans issued in highly leveraged transactions. The Fund may even acquire and retain in its portfolio Senior Loans of Borrowers that have filed for bankruptcy protection. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. Nevertheless, even in the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower's payment obligation or that the collateral can or will be liquidated. In the case of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior position. Uncollateralized Senior Loans involve a greater risk of loss.

  INVESTMENT IN NON-U.S. ISSUERS. The Fund may invest up to 20% of its total assets, measured at the time of investment, in U.S. dollar denominated Senior Loans to Borrowers that are organized or located in countries other than the United States. Although the Senior Loans will require payment of interest and principal in U.S. dollars, these Borrowers may have significant non-U.S. dollar revenues. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values and the potential for political, social and economic adversity.

  PARTICIPATIONS. The Fund may purchase participations in Senior Loans. Under a participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by assignment. In a participation, the Fund typically has a contractual relationship with the Lender selling the participation, but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender's interest in the Senior Loan.

  FUND BORROWINGS. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (including the amount borrowed) to finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of Shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Shareholders. The Fund will not use borrowings for investment leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities at any time that borrowings exceed 5% of the Fund's total assets (including the amount borrowed). See "Repurchase of Shares."

  NON-DIVERSIFIED STATUS. The Fund has registered as a "non-diversified" investment company. This means that it may invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower and participations purchased from a single Lender. Although the Fund does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower, it may invest more than 5% of its assets in participations purchased from a single Lender. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single corporate, economic, political or regulatory event that impacts one or more of those issuers.

  CERTAIN INVESTMENT PRACTICES. The Fund may use various investment practices that involve special risks, including engaging in interest rate and other hedging and risk management transactions. See "Investment Practices and Special Risks."

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS (for one Share of the Fund outstanding throughout the periods indicated)
--------------------------------------------------------------------------------


The following schedule presents financial highlights for one common share of the Fund outstanding throughout the periods indicated. The financial highlights for the fiscal years ended July 31, 2002, 2001 and 2000 have been audited by Deloitte & Touche LLP, independent auditors, whose report along with the Fund's most recent financial statements appears in the Fund's Statement of Additional Information. The information for the fiscal year ended July 31, 1999 and for the fiscal period March 27, 1998 to July 31, 1998 were audited by KPMG LLP. This information should be read in conjunction with the financial statements and related notes included in the Fund's Statement of Additional Information.



                                                                                              MARCH 27, 1998
                                                                                              (COMMENCEMENT
                                                          FISCAL YEAR ENDED JULY 31,          OF INVESTMENT
                                                    --------------------------------------    OPERATIONS) TO
                                                     2002      2001      2000       1999      JULY 31, 1998
                                                     ----      ----      ----       ----      --------------
Net Asset Value, Beginning of the Period..........  $  8.49   $ 9.58   $  10.09   $  10.04       $ 10.00
                                                    -------   ------   --------   --------       -------
  Net Investment Income...........................      .41      .75        .72        .65           .21
  Net Realized and Unrealized Gain/Loss...........      (75)   (1.07)      (.50)       .04           .04
                                                    -------   ------   --------   --------       -------
Total from Investment Operations..................     (.34)    (.32)       .22        .69           .25
                                                    -------   ------   --------   --------       -------
Less:
  Distributions from Net Investment Income........      .39      .74        .72        .64           .21
  Distributions from Net Realized Gain............      -0-      .03        .01        -0-           -0-
  Return of Capital Distribution..................      .01      -0-        -0-        -0-           -0-
                                                    -------   ------   --------   --------       -------
Total Distributions...............................      .40      .77        .73        .64           .21
                                                    -------   ------   --------   --------       -------
Net Asset Value, End of the Period................  $  7.75   $ 8.49   $   9.58   $  10.09       $ 10.04
                                                    =======   ======   ========   ========       =======
Total Return*(a)..................................   -4.06%   -3.59%      2.27%      7.09%         2.52%**
Net Assets at End of the Period (In millions).....  $ 373.9   $682.6   $1,457.6   $1,472.0       $ 411.4
Ratio of Expenses to Average Net Assets*..........    1.67%    1.69%      1.64%      1.60%         1.70%
Ratio of Net Investment Income to Average Net
  Assets*.........................................    5.05%    8.07%      7.37%      6.66%         6.33%
Portfolio Turnover(b).............................      42%      25%        54%        23%            4%**
----------------
 * If certain expenses had not been voluntarily
   assumed by the Adviser, total return would have
   been lower and the ratios would have been as
   follows:
   Ratio of Expenses to Average Net Assets........      N/A      N/A        N/A      1.61%         1.92%
   Ratio of Net Investment Income to Average Net
   Assets.........................................      N/A      N/A        N/A      6.65%         6.11%


** Non-Annualized

N/A = Not Applicable.


(a) Total return assumes an investment at the beginning of the period indicated, reinvestment of all distributions for the period and tender of all shares at the end of the period indicated, excluding payment of 1% imposed on most shares accepted by the Fund for repurchase that have been held for less than one year. If the early withdrawal charge was included, total return would be lower.


(b) Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

          See Financial Statements and Notes to Financial Statements.

--------------------------------------------------------------------------------
THE FUND
--------------------------------------------------------------------------------

  Van Kampen Senior Floating Rate Fund is a non-diversified, closed-end management investment company. It was organized as a Massachusetts business trust on December 19, 1997. The Fund commenced investment operations on March 27, 1998. The Fund completed an initial public offering of its Shares in March 1998. Since March 1998, the Fund has continuously offered its Shares through VKF as principal underwriter. The net proceeds from the sale of the Shares will be invested in accordance with the Fund's investment objective and policies or used for other operating purposes contemplated by this prospectus. The Fund expects that it ordinarily will be able to invest the net proceeds from the sale of Shares within approximately 30 days of receipt. The Fund's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555 and its telephone number is 1-800-341-2911.

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------

  The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See "Special Risk Considerations."

DESCRIPTION OF SENIOR LOANS


  In normal market conditions, the Fund plans to invest at least 80% of its assets in Senior Loans. Because Senior Loans have very large minimum investments, typically $5 million or more, the Fund provides investors access to a market that normally is limited to institutional investors.


  INTEREST RATES AND MATURITY. Interest rates on Senior Loans adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is the London Inter-Bank Offered Rate ("LIBOR"), the prime rate offered by one or more major United States banks (the "Prime Rate") or the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. LIBOR, as provided for in loan agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to the most creditworthy borrowers, although it may not be the bank's lowest available rate. The CD rate, as provided for in loan agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

  Interest rates on Senior Loans may adjust over different time periods, including daily, monthly, quarterly, semi-annually or annually. The Fund will not invest more than 5% of its total assets in Senior Loans with interest rates that adjust less often than semi-annually. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it considers the shortened period to be the adjustment period of the Senior Loan. The Fund's portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. As short term interest rates rise, interest payable to the Fund should increase. As short term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund's portfolio of Senior Loans.

  When interest rates rise, the values of fixed income securities generally decline. When interest rates fall, the values of fixed income securities generally increase. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in the Fund's net asset value caused by changes in interest rates. The Fund expects the values of its Senior Loan investments to fluctuate less than the values of fixed rate, longer-term income securities in response to the changes in interest rates. Changes in interest rates can, however, cause some fluctuation in the Fund's net asset value.

  The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of Senior Loans that it purchases. Senior Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. The Fund estimates that the actual maturity of the Senior Loans in its portfolio will be approximately 18-24 months. Because the interest rates on Senior Loans adjust periodically, the Fund and the Adviser believe that the reinvestment by the Fund in Senior Loans after prepayment should not result in a significant reduction in the interest payable to the Fund. Fees received by the Fund may even enhance the Fund's income. See "-- The Senior Loan Process" below.

  PROTECTIVE PROVISIONS OF SENIOR LOANS. Senior Loans have the most senior position in a Borrower's capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower's assets in the event of default. Most of the Fund's Senior Loan investments will be secured by specific assets of the Borrower. These Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, such as trademarks, accounts receivable, inventory, buildings, real estate, franchises, and common and preferred stock in its subsidiaries and affiliates. Collateral may also include guarantees or other credit support by affiliates of the Borrower. In some cases, a collateralized Senior Loan may be secured only by stock of the Borrower or its subsidiaries. The loan agreement may or may not require the Borrower to pledge additional collateral to secure the Senior Loan if the value of the initial collateral declines. In certain circumstances, the loan agreement may authorize the Agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. The Fund may invest up to 20% of its total assets in Senior Loans that are not secured by specific collateral. Such unsecured Senior Loans involve a greater risk of loss.

  Senior Loans also have contractual terms designed to protect Lenders. Loan agreements often include restrictive covenants that limit the activities of the Borrower. These covenants may include mandatory prepayment out of excess cash flows, restrictions on dividend payments, the maintenance of minimum financial ratios, limits on indebtedness and other financial tests. Breach of these covenants generally is an event of default and, if not waived by the Lenders, may give Lenders the right to accelerate principal and interest payments.

  BORROWERS. Borrowers operate in a variety of industries and geographic regions. The Fund does not intend to invest more than 5% of its total assets in Senior Loans of a single Borrower. In addition, the Fund will not invest more than 25% of its total assets in Borrowers that conduct their principal businesses in the same industry. Most Senior Loans are made to U.S. Borrowers. The Fund may, however, invest up to 20% of its total assets in Senior Loans made to non-U.S. Borrowers. These Senior Loans must be U.S. dollar denominated and pay principal and interest in U.S. dollars. Investing in Senior Loans of non-U.S. Borrowers involves special risks. See "Special Risk
Considerations -- Investment in Non-U.S. Issuers."

  The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock. Senior Loans typically have the most senior claim on Borrower's assets while common stock has the most junior claim. The proceeds of Senior Loans that the Fund will purchase usually will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

  The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Investing in Senior Loans does, however, involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and analyses and monitoring of Borrowers.

  The Fund generally invests in a Senior Loan if, in the Adviser's judgment, the Borrower can meet its payment obligations. The Adviser performs its own independent credit analysis of the Borrower in addition to utilizing information prepared and supplied by the Agent or other Lenders. When evaluating a Borrower the Adviser considers many factors, including the Borrower's past and future projected financial performance. The Adviser also considers a Borrower's management, collateral and industry. The Fund generally acquires a collateralized Senior Loan if the Adviser believes that the collateral coverage equals or exceeds the outstanding principal amount of the Senior Loan. The Adviser continues to monitor a Borrower on an ongoing basis for so long as the Fund continues to own the Senior Loan. Although the Adviser will use its best judgment in selecting Senior Loans, there can be no assurance that such analysis will disclose factors that may impair the value of a Senior Loan. You should expect the Fund's net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund's net asset value. See "Special Risk Considerations -- Borrower Credit Risk."

  The Adviser generally relies on its own credit analyses of Borrowers and not on analyses prepared by ratings agencies or other independent parties. There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments. Although a Senior Loan may not be rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating an increasing number of Senior Loans and at any given time a substantial portion of the Senior Loans in the Fund's portfolio may be rated. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality. There is no limit on the percentage of the Fund's assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality.

  The following table sets forth the percentage of the Fund's net assets invested in rated and unrated obligations (using the higher of Standard & Poor's or Moody's Investors Service, Inc. rating categories), based on valuations as of July 31, 2002:


Rated Obligations...........................................  58.9%
BBB/Baa: 3.9%; BB/Ba: 25.6%; B/B: 27.4%; CCC/Caa: 1.5%; D/D:
  0.5%
Unrated Obligations.........................................  41.1%


THE SENIOR LOAN PROCESS

  Senior Loans generally are negotiated between a Borrower and several Lenders represented by one or more Lenders acting as Agent of all the Lenders. The Agent is responsible for negotiating the loan agreement ("Loan Agreement") that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

  The Agent generally is required to administer and manage the Senior Loan on behalf of other Lenders. When evaluating Senior Loans, the Adviser may consider, and may rely in part on, analysis performed by the Agent and other Lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans. As to collateralized Senior Loans, the Agent usually is required to monitor the collateral. The Agent may rely on independent appraisals of specific collateral. The Agent need not, however, obtain an independent appraisal of assets pledged as collateral in all cases. The Agent generally is also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing a Senior Loan.

  The Fund normally relies on the Agent to collect principal of and interest on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from whom the Fund has purchased a participation) of any adverse change in the Borrower's financial condition. The Fund acts as a Lender with respect to a syndicated Senior Loan only where the Agent at the time of investment has outstanding debt or deposit obligations rated investment grade by a rating agency or determined by the Adviser to be of comparable quality. A rating agency's top four major rating categories generally are considered to be investment grade. For a description of rating categories, see Appendix A. The lowest tier of investment grade rating is considered to have speculative characteristics. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons positioned between the Fund and the Borrower could result in losses for the Fund. See "Special Risk
Considerations -- Senior Loans."

  The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders when a Senior Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan. The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment (as defined below). Whether the Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation (as defined below), depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee to the Lender selling the Assignment, or to forgo a portion of interest and fees payable to the Fund. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees that the Fund is entitled to.

  The Fund may have obligations under a Loan Agreement, including the obligation to make additional loans in certain circumstances. The Fund intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve. The Fund will not purchase a Senior Loan that would require the Fund to make additional loans if, as a result of such purchase, all of the Fund's additional loan commitments in the aggregate would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the asset composition requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

TYPES OF SENIOR LOAN INVESTMENTS

  The Fund may act as one of the group of Lenders originating a Senior Loan (an "Original Lender"), may purchase assignments or novations ("Assignments") of portions of Senior Loans from third parties, and may invest in participations ("Participations") in Senior Loans. Senior Loans also include certain foreign debt obligations that are in the form of notes rather than Loan Agreements and certain structured notes with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.

  ORIGINAL LENDER. When the Fund acts as an Original Lender it may participate in structuring the Senior Loan. When the Fund is an Original Lender it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the Borrower frequently require the unanimous vote or consent of all Lenders affected. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan.

  ASSIGNMENTS. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

  PARTICIPATIONS. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender.

  The Fund has taken the following measures in an effort to minimize these risks. The Fund will only acquire Participations if the Lender selling the Participation and any other persons positioned between the Fund and the Lender
(i) has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

  The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a Participation in a Senior Loan it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations.

  OTHER SENIOR DEBT SECURITIES. The Fund may invest up to 5% of its total assets in certain senior debt securities that are in the form of notes rather than Loan Agreements. The Fund expects to purchase these senior debt securities only in the case of non-U.S. Borrowers. The Fund will only purchase senior debt securities if (i) the senior debt securities represent the only form of senior debt financing of the Borrower or (ii) the senior debt securities are pari passu in the capital structure with other Senior Loans of a Borrower and the Adviser determines that the terms, conditions, covenants and collateral package of the senior debt securities are substantially similar, or more favorable to the Fund, compared to the other Senior Loans of such Borrower. There may be no person performing the role of the Agent for senior debt securities. As a result, the Fund may be more dependent on the ability of the Adviser to monitor and administer these Senior Loans. Senior debt securities will be treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its total assets in Senior Loans.

  The Fund also may invest up to 5% of its total assets in structured notes. A structured note is a derivative security that has one or more special features, such as an interest rate based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total rate of return on one or more Senior Loans referenced in such notes. Generally, investments in structured notes are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities. This type of restructuring generally involves the deposit with or purchase by an entity of the underlying investment(s) (such as Senior Loan interests) and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investment(s) or referencing an indicator related to such investment(s). The cash flow or rate of return on the underlying investments may be apportioned among the newly issued securities to create different investment characteristics, such as varying maturities, credit quality, payment priorities and interest rate provisions. The cash flow or rate of return on a structured note may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss. As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured note. Structured notes where the rate of return is determined by reference to a Senior Loan will be treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its assets in Senior Loans.

OTHER IMPORTANT INVESTMENT POLICIES

  The Fund may invest up to 20% of its total asset in warrants, equity securities and junior debt securities acquired in connection with the acquisition, restructuring or disposition of Senior Loans. The Fund also may convert a warrant into the underlying security. Although the Fund generally will acquire interests in warrants, equity and junior debt securities only when the Adviser believes that the value being given by the Fund is substantially outweighed by the potential value of such interests, investment in warrants, equity and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans including the potential for increasing fluctuations in the Fund's net asset value. Any warrants, equity securities and junior debt securities held by the Fund will not be treated as Senior Loans and thus will not count toward the 80% of the Fund's total assets that normally will be invested in Senior Loans.

  During normal market conditions, the Fund may invest up to 20% of its total assets in high quality, short-term debt securities with remaining maturities of one year or less. These may include commercial paper rated at least in the top two rating categories, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers' acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and such high quality, short-term debt securities.

--------------------------------------------------------------------------------
SPECIAL RISK CONSIDERATIONS
--------------------------------------------------------------------------------

  NO TRADING MARKET FOR SHARES. The Fund is a closed-end investment company designed for long-term investors. The Fund does not intend to list the Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. The Shares are illiquid. In the event that the Fund's Board of Trustees does not authorize the Fund to make repurchases of its Shares, you will not be able to otherwise sell your Shares. Even if the Fund does make repurchases, there is no guarantee that you will be able to resell to the Fund all of the Shares that you desire to sell at any particular time.

  SENIOR LOANS. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

  Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser's opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund's operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or that are subject to restrictions on resale. The substantial portion of the Fund's assets invested in Senior Loans may restrict the ability of the Fund to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Shares. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Fund's net asset value per Share. Illiquid securities are also difficult to value.

  If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Senior Loan may be adversely affected.

  Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

  Should an Agent or a Lender positioned between the Fund and a Borrower become insolvent or enter FDIC receivership or bankruptcy, where the Fund is an Original Lender or has purchased an Assignment any interest of such person in the Senior Loan and in any loan payment held by such person for the benefit of the Fund should not be included in the person's estate. If, however, these items are included in their estate, the Fund would incur costs and delays in realizing payment and could suffer a loss of principal or interest.

  Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans.

  BORROWER CREDIT RISK. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund's net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund's net asset value.

  The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have outstanding debt obligations that are rated below investment grade. More recently, rating agencies have begun rating Senior Loans, and Senior Loans in the Fund's portfolio may themselves be rated below investment grade. The Fund may invest a substantial portion of its assets in Senior Loans of Borrowers that have outstanding debt obligations rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as "junk bonds." Senior Loans may not be rated at the time that the Fund purchases them. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependent on the Adviser's credit analysis abilities. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty could be affected by, among other things, the assessment of the likelihood that the Lenders ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates. As of October 31, 2002, the Fund held in its portfolio 9 Senior Loans (the aggregate value of which represented approximately 3.47% of the Fund's net assets on such date) of Borrowers that were subject to protection under the federal bankruptcy laws. There is no assurance that the Fund will be able to recover any amount on Senior Loans of such Borrowers.


  In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower's payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loans. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss.

  INVESTMENT IN NON-U.S. ISSUERS. The Fund may invest up to 20% of its total assets, measured at the time of investment, in U.S. dollar denominated Senior Loans to Borrowers that are organized or located in countries other than the United States. Although the Senior Loans will require payment of interest and principal in U.S. dollars, these Borrowers may have significant non-U.S. dollar revenues. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values and the potential for political, social and economic adversity.

  WARRANTS, EQUITY SECURITIES AND JUNIOR DEBT SECURITIES. Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower's assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund's net asset value.

  PARTICIPATIONS. The Fund may purchase Participations in Senior Loans. Under a Participation the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment. In a Participation the Fund typically has a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender's interest in the Senior Loan.

  FUND BORROWINGS. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (including the amount borrowed) to finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of Shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Shareholders. Borrowings may also result in greater volatility in the Fund's net asset value and an inability of the Fund to make certain dividend or other distributions to Shareholders could adversely impact the Fund's federal income tax status as a regulated investment company. The Fund will not use borrowings for investment leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities at any time that borrowings exceed 5% of the Fund's total assets (including the amount borrowed). See "Repurchase of Shares."

  NON-DIVERSIFIED STATUS. The Fund has registered as a "non-diversified" investment company. This means that it may invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower and Participations purchased from a single Lender. Although the Fund does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower, it may invest more than 5% of its assets in Participations purchased from a single Lender. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single corporate, economic, political or regulatory event that impacts one or more of those issuers.

  ANTI-TAKEOVER PROVISIONS. The Fund's Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See "Description of Common Shares -- Anti-Takeover Provisions in the Declaration of Trust."

--------------------------------------------------------------------------------
INVESTMENT PRACTICES AND SPECIAL RISKS
--------------------------------------------------------------------------------

  The Fund may use interest rate and other hedging transactions, lend portfolio holdings, purchase and sell Senior Loans and other securities on a "when issued" or "delayed delivery" basis, and use repurchase and reverse repurchase agreements. These investment practices involve risks. Although the Adviser believes that these investment practices may aid the Fund in achieving its investment objective, there is no assurance that these practices will achieve this result.

INTEREST RATE AND OTHER HEDGING TRANSACTIONS

  The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's portfolio. In addition, the Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Fund does not intend to engage in such transactions to enhance the yield on its portfolio to increase income available for distributions. Market conditions will determine whether and in what circumstances the Fund would employ any of the hedging and risk management techniques described below. The Fund will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the Fund's portfolio or obligations incurred by the Fund. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

  The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio the Borrower to which has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

  The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

  In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

  The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates in incorrect, the Fund's overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

  Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund's custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund's obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

  New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

LENDING OF PORTFOLIO HOLDINGS

  The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be of good standing and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Fund. No specific limitation exists as to the percentage of the Fund's assets which the Fund may lend.

"WHEN ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS

  The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring interests or securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

REPURCHASE AGREEMENTS

  The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

  The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain in a segregated account with its custodian cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the SEC require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

--------------------------------------------------------------------------------
TAXATION
--------------------------------------------------------------------------------


  The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss), and meets certain other requirements, it will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.



  If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, it would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income.



  Distributions. Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund's net capital gains as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders. For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see "Capital Gains Rates" below. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.



  Sale of Shares. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss. For a summary of the maximum tax rates applicable to capital gains, see "Capital Gains Rates" below. It is possible, although the Fund believes it is unlikely, that, in connection with a tender offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than as gain or loss), which in turn may result in deemed distributions being subject to tax as ordinary income for non-tendering shareholders. The federal income tax consequences of the repurchase of Shares pursuant to a tender offer will be disclosed in the related offering documents. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

  Capital Gains Rates. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or (ii) 20% for capital assets held for more than one year. The maximum long-term capital gains rate for corporations is 35%.


  General. The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their own advisors regarding the specific federal tax consequences of purchasing, holding and disposing of Shares, as well as the effects of state, local and foreign tax laws and any proposed tax law changes.


--------------------------------------------------------------------------------
MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

BOARD OF TRUSTEES

  The management of the Fund, including general supervision of the duties performed by the Adviser under the Advisory Agreement, is the responsibility of the Fund's Board of Trustees.

THE ADVISER

  Van Kampen Investment Advisory Corp. is the Fund's investment adviser. The Adviser is a wholly-owned subsidiary of Van Kampen. Van Kampen is an indirect wholly-owned subsidiary of Morgan Stanley. The Adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

  Van Kampen is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $65 billion under management or supervision, as of September 30, 2002. Van Kampen has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by financial advisers nationwide.

  Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

  INVESTMENT ADVISORY AGREEMENT. Subject to the authority of the Board of Trustees, the Adviser and the Fund's officers will supervise and implement the Fund's investment activities and will be responsible for overall management of the Fund's business affairs. The investment advisory agreement (the "Advisory Agreement") between the Adviser and the Fund requires the Adviser to supply investment research and portfolio management. The Adviser's responsibilities include, but are not limited to:


  - selecting which securities the Fund should purchase, hold or sell,


  - choosing the brokers through which the Fund will execute its portfolio transactions,

  - furnishing offices, necessary facilities and equipment, and

  - permitting the use of its officers and employees to serve without compensation as Trustees and officers of the Fund.

  For the services provided by the Adviser under the Advisory Agreement, the Fund will pay the Adviser an annualized fee (accrued daily and paid monthly) equal to the percentage of the Fund's average net assets shown in the table below. The advisory fee is higher than the fees paid by most management investment companies, although it is comparable to the fees paid by several publicly offered, closed-end management investment companies with investment objectives and policies similar to those of the Fund.

AVERAGE DAILY NET ASSETS   PERCENT PER ANNUM
------------------------   -----------------
   First $4.0 Billion           0.950%
   Next $3.5 Billion            0.900%
   Next $2.5 Billion            0.875%
   Over $10.0 Billion           0.850%

  The Adviser may in its sole discretion from time to time waive all or a portion of the investment advisory fee or reimburse the Fund for all or a portion of its other expenses.

  PORTFOLIO MANAGEMENT. Howard Tiffen, Managing Director of the Adviser and Vice President of the senior loan funds advised by the Adviser, is primarily responsible for the day-to-day management of the Fund. Mr. Tiffen assumed portfolio management responsibilities for the Fund in December 1999. Mr. Tiffen also has primary responsibility for the day-to-day management of the portfolio of the Van Kampen Prime Rate Income Trust, a continuously offered closed end investment company, and Van Kampen Senior Income Trust, a closed end investment company listed on the New York Stock Exchange, both investing primarily in Senior Loans and having investment objectives and policies substantially similar to those of the Fund. Mr. Tiffen has over 30 years of investment experience and manages, as of October 31, 2002, over $3.8 billion in senior loan assets for Van Kampen. Mr. Tiffen is also Senior Vice President of Van Kampen Asset Management Inc. and Van Kampen Management Inc. Prior to joining the Adviser, Mr. Tiffen was senior portfolio manager for Pilgrim Investments' Senior Floating Rate Investment Management business from 1995 to 1999, where he managed the Pilgrim Prime Rate Trust and other structured senior loan portfolios. From 1982 to 1995, Mr. Tiffen held positions in the lending and capital markets functions at Bank of America, and its predecessor, Continental Bank. Mr. Tiffen received a bachelor's degree from Northwestern University, Chicago, Illinois. He also is an associate of the Chartered Institute of Bankers and a member of the Economic Club of Chicago.


  THE ADMINISTRATOR. Van Kampen is the Fund's Administrator. Its principal business address is 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

  Pursuant to the administration agreement between the Fund and the Administrator (the "Administration Agreement"), the Administrator (i) monitors provisions of Loan Agreements and any Participations and Assignments and is responsible for recordkeeping for Senior Loans; (ii) arranges for the printing and dissemination of reports to holders of Shares; (iii) arranges for dissemination of the Fund's proxy and any tender offer materials to holders of Shares, and oversees the tabulation of proxies by the Fund's transfer agent;
(iv) negotiates the terms and conditions under which custodian services are provided to the Fund and the fees to be paid by the Fund in connection therewith; (v) negotiates the terms and conditions under which dividend disbursing services are provided to the Fund, and the fees to be paid by the Fund in connection therewith and reviews the provision of dividend disbursing services to the Fund; (vi) provides the Fund's dividend disbursing agent and custodian with such information as is required for them to effect payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; (vii) makes such reports and recommendations to the Board of Trustees as the Trustees reasonably request; and (viii) provides shareholder services to holders or potential holders of the Fund's securities.

  For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid monthly, at the annualized rate of 0.25% of the Fund's net assets.

--------------------------------------------------------------------------------
DISTRIBUTIONS
--------------------------------------------------------------------------------

  The Fund's present policy is to declare daily and pay monthly distributions to holders of Shares of substantially all of the Fund's net investment income. Distributions cannot be assured, and the amount of each monthly distribution is likely to vary. The Fund's net capital gain, if any, generally will be distributed at least annually. You may elect to have distributions automatically reinvested in additional Shares. See "Dividend Reinvestment Plan."

--------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN
--------------------------------------------------------------------------------

  You may choose to have your dividend and capital gain distributions reinvested in additional Shares at net asset value (without a sales charge). If you do not make this election, all distributions will be made in cash. You may withdraw from the dividend reinvestment plan at any time by contacting the Plan Agent at the address or telephone number listed below. Your withdrawal will become effective for dividends and declarations that occur after, and have a record date of at least ten days after, the Plan Agent's receipt of your notice to withdraw from the dividend reinvestment plan.

  All correspondence concerning the dividend reinvestment plan should be directed to the State Street Bank and Trust Company, as Plan Agent, c/o Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, MO 64121-8256. Please call (800) 341-2911 between the hours of 7:00 a.m. and 7:00 p.m. Central Time if you have questions regarding the Plan. See "Dividend Reinvestment Plan" in the Statement of Additional Information.

  DIVIDEND DIVERSIFICATION. A shareholder also may, by completing the appropriate section of the application form or by calling (800) 341-2911 ((800) 421-2833 for the hearing impaired), elect to have all dividends and other distributions paid on Shares invested into shares of certain mutual funds advised by the Adviser or its affiliates, so long as a pre-existing account for such shares exists for the shareholder. A shareholder may call the phone numbers shown above to obtain a list of the mutual funds available and to request current prospectuses.

  If the qualified pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the fund into which distributions would be invested. Distributions are invested into the selected fund at its net asset value per share as of the distribution payment date. Purchases may be made only if shares of the selected fund are available for sale in the investor's state.
--------------------------------------------------------------------------------
REPURCHASE OF SHARES
--------------------------------------------------------------------------------
  The Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to repurchase Shares through a tender offer for all or a portion of the Fund's then outstanding Shares. Such repurchases would be made at the net asset value of the Shares on the expiration date of the tender offer. Currently, management of the Fund expects to recommend that the Board of Trustees approve such repurchases quarterly. Although tender offers, if undertaken and completed, will provide some liquidity for holders of the Shares, there is no assurance that tender offers will in fact be undertaken or completed or, if completed, that they will provide sufficient liquidity for all holders of Shares who may desire to sell such Shares. As such, investment in the Shares should be considered illiquid. As of the date of this Prospectus, the Fund has commenced and consummated tender offers in each quarter since the commencement of investment operations. An early withdrawal charge payable to VKF will be imposed on most Shares accepted for tender by the Fund which have been held for less than one year, as described below.

  Although the Board of Trustees believes that tender offers for the Shares generally would increase the liquidity of the Shares, the repurchase of Shares by the Fund will decrease the total assets of the Fund and, therefore, increase the Fund's expense ratio. Because of the nature of the Fund's portfolio, the Adviser anticipates potential difficulty in disposing of portfolio securities in order to consummate tender offers for the Shares. As a result, the Fund may be required to increase the amount of its portfolio invested in cash or short-term investments in anticipation of tender offers or borrow money in order to finance repurchases. Cash and short-term investments generally produce a lower return than investments in Senior Loans, and borrowing involves costs and expenses.

  If a tender offer has been made, the Trustees' announced policy, which may be changed by the Trustees, is that the Fund cannot accept tenders if (1) in the reasonable judgment of the Trustees, there is not sufficient liquidity of the assets of the Fund; (2) such transactions, if consummated, would (a) impair the Fund's status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund's taxable income to be taxed at the Fund level, as more fully described in "Taxation") or (b) result in a failure to comply with applicable asset coverage requirements; or (3) there is, in the Board of Trustees' reasonable judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on any United States national securities exchange or in the over-the-counter market, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect on the Fund or the holders of its Shares if Shares were repurchased. The Trustees may modify these conditions in light of experience. Any tender offer made by the Fund for its Shares will be at a price equal to the net asset value of the Shares determined at the close of business on the day the offer ends.

  The Fund's Declaration of Trust authorizes the Fund, without prior approval of the holders of Shares, to borrow money in an amount up to 33 1/3% of the Fund's total assets, for the purpose of, among other things, obtaining short-term credits in connection with tender offers by the Fund for Shares. In this connection, the Fund may issue notes or other evidence of indebtedness or secure any such borrowings by mortgaging, pledging or otherwise subjecting as security the Fund's assets. Under the requirements of the 1940 Act, the Fund, immediately after any such borrowing, must have an "asset coverage" of at least 300%. With respect to any such borrowing, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing by the Fund. The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings will be senior to those of the holders of Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Further, the terms of any such borrowing may and the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund's status as a regulated investment company, the Fund, subject to its ability to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to the holders of Shares. The Fund does not intend to use borrowings for long-term financial leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities at any time that borrowings, including the Fund's commitments, pursuant to reverse repurchase agreements, exceed 5% of the Fund's total assets (after giving effect to the amount borrowed).


  The Fund has entered into a Fifth Amendment and Restatement of Credit Agreement, dated as of November 8, 2002 (the "Credit Agreement"), among the Fund and Van Kampen Prime Rate Income Trust, as borrowers, the banks party thereto (the "Financial Institutions"), and Bank of America, N.A. ("BofA"), as agent, pursuant to which the Financial Institutions have committed to provide a joint credit facility of up to $400,000,000 to the Fund and Van Kampen Prime Rate Income Trust, which is not secured by the assets of the Fund or other collateral. This credit facility can provide the Fund with additional liquidity to meet its obligations to purchase Shares pursuant to any tender offer that the Fund may make. The credit facility provided pursuant to the Credit Agreement will terminate on November 7, 2003, unless extended by its terms. See "Repurchase of Shares" in the Statement of Additional Information.


  Should the Fund determine to make a tender offer for its Shares, the Fund will provide notice describing the tender offer. The notice and related tender offer documents will contain information shareholders should consider in deciding whether to tender their shares, including instructions on how to tender shares. Information concerning the purchase price to be paid by the Fund and the manner in which shareholders may ascertain net asset value during the pendency of a tender offer will also be set forth in the notice. The Fund will purchase Shares tendered in accordance with the terms of the offer unless it determines to terminate the offer. Costs associated with the tender will be charged against capital. See the Statement of Additional Information for additional information concerning repurchase of Shares.

  Upon the death of a holder of Shares, VKF will waive any early withdrawal charge (discussed below) applicable to the first $100,000 worth of such holder's Shares repurchased pursuant to a tender offer commenced within one year of such holder's death; provided that the Fund's transfer agent has received, on VKF's behalf, proper notice of the death of such holder. For this purpose, the transfer agent will be deemed to have received proper notice of such holder's death upon its receipt of (i) a duly executed Letter of Transmittal duly submitted in connection with a tender offer, (ii) a written request for waiver of the early withdrawal charge, in form satisfactory to the transfer agent, signed by the holder's duly authorized representative or surviving tenant, (iii) appropriate evidence of death and (iv) appropriate evidence of the authority of the representative of the deceased holder or surviving tenant. Shares held in joint tenancy or tenancy in common will be deemed to be held by a single holder (which may be either tenant in the case of joint tenancy) and the death of any such tenant will be deemed to be the death of such holder of Shares. Information concerning the waiver of the early withdrawal charge may be obtained by contacting the Fund.


  EARLY WITHDRAWAL CHARGE. An early withdrawal charge of 1% designed to recover offering expenses will be charged in connection with most Shares held for less than one year which are accepted by the Fund for repurchase pursuant to tender offers. The early withdrawal charge will be imposed on a number of Shares accepted for cash tender from a record holder of Shares the value of which exceeds the aggregate value at the time the tender is accepted of (a) all Shares owned by such holder that were purchased more than one year prior to such acceptance, (b) all Shares owned by such holder that were acquired through reinvestment of distributions, and (c) the increase, if any, of value of all other Shares owned by such holder (namely those purchased within the one year preceding the acceptance) over the purchase price of such Shares. The early withdrawal charge will be paid to VKF. For the fiscal years ended July 31, 2000, 2001 and 2002, VKF received payments totaling approximately $1,278,800, $1,171,500 and $363,500, respectively, pursuant to the early withdrawal charge. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.


  EXCHANGES. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender of Shares of the Fund in contingent deferred sales charge shares ("Class C Shares") of certain open-end investment companies ("VK Funds") distributed by VKF. The Early Withdrawal Charge will be waived for Shares tendered in exchange for Class C Shares in the VK Funds; however, such Class C Shares immediately become subject to a contingent deferred sales charge schedule equivalent to the Early Withdrawal Charge schedule on Shares of the Fund. Thus, shares of such VK Funds may be subject to a contingent deferred sales charge upon a subsequent redemption from the VK Funds. The purchase of shares of such VK Fund will be deemed to have occurred at the time of the initial purchase of the Shares of the Fund for calculating the applicable contingent deferred sales charge.

  The prospectus for each VK Fund describes its investment objectives and policies. Shareholders can obtain, without charge, a prospectus by calling 1-800-341-2911 and should consider these objectives and policies carefully before requesting an exchange. Tendering shareholders may purchase Class C Shares of a VK Fund only if shares of such VK Fund are available for sale, and shareholders establishing a new Class C Share account of a VK Fund must invest net tender proceeds from Shares in accordance with the prospectus of such VK Fund. An exchange is still deemed to be a tender of Shares causing a taxable event and may result in a taxable gain or loss for tendering shareholders.
--------------------------------------------------------------------------------
DESCRIPTION OF COMMON SHARES
--------------------------------------------------------------------------------

  The Fund is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by a Declaration of Trust dated December 19, 1997, as amended to the date hereof (the "Declaration of Trust"). The Fund was originally named Van Kampen American Capital Senior Floating Rate Fund. The Fund adopted its current name in July 1998. In connection with the offering of 250,000,000 common shares pursuant to this Prospectus, the Fund incurred approximately $695,695 in registration fees which were expensed over a two year period. The Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of Shares. The Declaration of Trust also authorizes the Fund to borrow money or otherwise obtain credit and in this connection issue notes or other evidence of indebtedness. The Fund does not intend to hold annual meetings of the holders of Shares.

  COMMON SHARES. The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest, $.01 par value per common share. Each Share represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund. Holders of Shares will be entitled to the payment of dividends when, as and if declared by the Board of Trustees. The terms of any borrowings may limit the payment of dividends to the holders of Shares. Each whole Share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Fund's Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares. The Declaration of Trust provides that shareholders are not liable for any liabilities of the Fund, requires inclusion of a clause to that effect in every agreement entered into by the Fund and indemnifies shareholders against any such liability. Although shareholders of an unincorporated business trust established under Massachusetts law, in certain limited circumstances, may be held personally liable for the obligations of the trust as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

  As a rule, the Fund will not issue share certificates. However, upon written request to the Fund's transfer agent, a share certificate will be issued for any or all of the full Shares credited to an investor's account. Share certificates which have been issued to an investor may be returned at any time.

  The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the Shares. The following table sets forth for the quarterly periods ending on the dates set forth below the high and low net asset value per Share during such period.


                  QUARTERLY PERIOD ENDING                     HIGH            LOW
                  -----------------------                     -----          -----
September 30, 2002..........................................  $7.83          $7.61
June 30, 2002...............................................   7.93           7.83
March 31, 2002..............................................   7.98           7.88

December 31, 2001...........................................
September 30, 2001..........................................   8.28           7.95
June 30, 2001...............................................   8.72           8.51
March 31, 2001..............................................   9.03           8.71

December 31, 2000...........................................   9.50           9.03
September 30, 2000..........................................   9.65           9.50
June 30, 2000...............................................   9.80           9.63
March 31, 2000..............................................   9.93           9.79



  As of October 31, 2002, the net asset value per Share was $7.36. The following table sets forth certain information with respect to the Shares as of October 31, 2002:



                                                                                (3)            (4)
                                                                              AMOUNT          AMOUNT
                                                                               HELD        OUTSTANDING
                                                                 (2)        BY FUND FOR    EXCLUSIVE OF
                            (1)                                 AMOUNT        ITS OWN      AMOUNT SHOWN
                       TITLE OF CLASS                         AUTHORIZED      ACCOUNT       UNDER (3)
                       --------------                         ----------    -----------    ------------
Common shares of beneficial interest, $.01 par value           Unlimited         0          44,226,997



  To the knowledge of the Fund, as of November 5, 2002, no person held 5% or more of the Fund's Shares either beneficially or of record, except as follows:



                                                                PERCENTAGE
NAME & ADDRESS OF HOLDER                                        OWNERSHIP
Morgan Stanley DW Inc. .....................................      18.516%
825 Third Avenue
New York, NY 10022


Further, as of such date, officers and trustees of the Fund as a group owned less than 1% of the Shares.

  ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST. The Fund's Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Shares, such provisions could have the effect of depriving holders of Shares of an opportunity to sell their Shares at a premium over prevailing market prices.

  The Declaration of Trust requires the favorable vote of the holders of at least two-thirds of the outstanding Shares then entitled to vote to approve, adopt or authorize certain transactions with 5%-or-greater holders of Shares and their associates, unless the Board of Trustees shall by resolution have approved a memorandum of understanding with such holders, in which case normal voting requirements would be in effect. For purposes of these provisions, a 5%-or-greater holder of Shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding Shares of the Fund. The transactions subject to these special approval requirements are: (i) the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder; (ii) the issuance of any securities of the Fund to any Principal Shareholder for cash; (iii) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or (iv) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

  A Trustee may be removed from office (i) with cause by a written instrument signed by at least two-thirds of the remaining Trustees, (ii) without cause by a written instrument signed by at least 80% of the remaining trustees or (iii) by a vote of the holders of at least two-thirds of the Shares.

  The Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
--------------------------------------------------------------------------------
PURCHASING SHARES OF THE FUND
--------------------------------------------------------------------------------

  The Fund offers continuously its Shares through VKF, the principal underwriter, whose offices are located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. The Shares will also be offered through members of the NASD or eligible non-NASD members who are acting as brokers or agents for investors ("broker-dealers"). The Fund reserves the right to terminate or suspend the continuous offering of its Shares at any time without prior notice.

  Except as discussed below under "Investments by Tax Sheltered Retirement Plans," the minimum initial investment in the Fund is $1,000 and minimum subsequent investment is $100.

  The Shares will be offered by the Fund at the public offering price next computed after the Fund receives the order. Because the Fund determines the public offering price once daily on each business day as of 5:00 p.m. Eastern time, orders placed through an investor's broker-dealer must be transmitted to the Fund by the broker-dealer prior to such time for the investor's order to be executed at the public offering price to be determined that day. Payment for Shares purchased directly through the Fund's shareholder service agent ordinarily must be received at the time the order is placed. Shareholders purchasing Shares through their broker-dealers should consult with such broker-dealers concerning payment requirements. Any change in price due to the failure of the Fund to receive an order prior to such time must be settled between the investor and the broker-dealer placing the order. The public offering price is equal to the net asset value per Share. There will be no initial sales charge or underwriting discount on purchases of Shares.

  VKF will compensate broker-dealers participating in the continuous offering at a rate of 0.75% of the dollar value of Shares purchased from the Fund by such broker-dealers. If the Shares remain outstanding after one year from the date of their original purchase, VKF will compensate such broker-dealers at an annual rate, paid quarterly, equal to 0.75% of the dollar value of such Shares sold by such broker-dealers and remaining outstanding. At various times VKF may implement programs under which a broker-dealer's sales force may be eligible to win nominal awards for certain sales efforts. The value of any such non-cash awards will not exceed $50 per person annually. These incentives will not change the price investors pay for Shares or the amount that the Fund will receive from the sale of Shares. The compensation paid to broker-dealers at the time of purchase and any quarterly payments mentioned above will be paid by VKF out of its own assets, and not out of the assets of the Fund. An early withdrawal charge payable to VKF will be imposed on most Shares held for less than one year that are accepted for repurchase pursuant to a tender offer by the Fund. See "Repurchase of Shares." The compensation paid to broker-dealers and VKF, including the compensation paid at the time of purchase, the quarterly payments mentioned above and the early withdrawal charge, if any, will not in the aggregate exceed applicable limitations. VKF will monitor the aggregate value of all such compensation on an ongoing basis.

  In addition to advisory fees, administrative fees and other expenses, the Fund pays service fees pursuant to a Service Plan (the "Service Plan") designed to meet the service fee requirements of the sales charge rule of the NASD. The Service Plan is further described in the Statement of Additional Information, and the following is a description of the major features of the Service Plan.

  The Service Plan provides that the Fund may make service fee payments for personal services and/or the maintenance of shareholder accounts to VKF and broker-dealers and other persons in amounts not exceeding 0.25% of the Fund's average daily net assets for any fiscal year. The Trustees of the Fund have initially implemented the Service Plan by authorizing the Fund to make quarterly service fee payments to VKF and broker-dealers in amounts not expected to exceed 0.15% of the Fund's average daily net assets for each fiscal year. VKF will retain the service fee in the first year (as reimbursement for an initial service fee payment of 0.15% of broker-dealers at the time of sale) and each quarter thereafter only with respect to shares that are tendered. However, the Service Plan authorizes the Trustees of the Fund to increase payments without further action by shareholders of the Fund, provided that the aggregate amount of payments made to such persons under the Plan in any fiscal year of the Fund does not exceed 0.25% of the Fund's average daily net assets.

  The Fund has agreed to indemnify VKF and hold VKF harmless against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended, except for any liability to the Fund or its security holders to which VKF would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by its reckless disregard of its obligations and duties under its agreement with the Fund.


  Automatic Investment. Once an investor has opened an account in the Fund with the minimum $1,000 investment, the automatic investment option may be utilized to make regular monthly investments of $100 or more into such investor's account with the Fund. In order to utilize this option, an investor must fill out and sign the automatic investment application available from the transfer agent, the Fund, such investor's broker or dealer, or VKF. Once the transfer agent has received this application, such investor's checking account at his designated bank will be debited each month in the amount authorized by such investor to purchase shares of the Fund. Once enrolled in the automatic investment program, an investor may change the monthly amount or terminate participation at any time by writing the transfer agent. Investors in the automatic investment program will receive a confirmation of these transactions from the Fund quarterly and their regular bank account statements will show the debit transaction each month.



  Investments by Tax Sheltered Retirement Plans. Shares are available for purchase in connection with certain types of tax-sheltered retirement plans. Eligible investors may establish individual retirement accounts ("IRAs"); Employee Pension Plans ("SEP's"); other pension and profit sharing plans; 401(k) plans; or Section 403(b)(7) plans. Documents and forms containing detailed information regarding these plans are available from the Distributor.


  The purchase of Shares may be limited by the plans' provisions and does not itself establish such plans. The minimum initial investment in connection with a tax-sheltered retirement plan is $250.

  Shareholders considering establishing a retirement plan or purchasing any Fund shares in connection with a retirement plan, should consult with their attorney or tax advisor with respect to plan requirements and tax aspects pertaining to the shareholder.

  The illiquid nature of the Shares may affect the nature of distributions from tax sheltered retirement plans and may affect the ability of participants in such plans to rollover assets to other tax sheltered retirement plans.

--------------------------------------------------------------------------------
COMMUNICATIONS WITH SHAREHOLDERS
--------------------------------------------------------------------------------

  The Fund will send semi-annual and annual reports to shareholders, including a list of the portfolio investments held by the Fund.

  From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper Analytical Services, Inc., Business Week, Forbes or other industry publications and may include information regarding other short term money market rates, including, but not limited to, the Prime Rate quoted by U.S. money center commercial bank(s), the three-month Treasury Bill Rate and/or the three-month London Inter-Bank Offered Rate from creditworthy international bank(s).

  The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

  When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.

--------------------------------------------------------------------------------
CUSTODIAN, DIVIDEND DISBURSING AND TRANSFER AGENT
--------------------------------------------------------------------------------

  State Street Bank and Trust Company, 225 Franklin Street, P.O. Box 1713, Boston, Massachusetts 02110, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the Fund Accounting Agreement between it and the Fund. Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, Missouri 64121-8256 is the dividend disbursing and transfer agent of the Fund.
--------------------------------------------------------------------------------
LEGAL OPINIONS
--------------------------------------------------------------------------------

  Certain legal matters in connection with the Shares offered hereby have been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP.
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


  The financial statements for the period ended July 31, 2002, included in the Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report also appearing in the Statement of Additional Information, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

  The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

  Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

--------------------------------------------------------------------------------
TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                              PAGE
                                                              ----
Investment Objective and Policies and Special Risk
  Considerations............................................  B-2
Investment Restrictions.....................................  B-2
Trustees and Officers.......................................  B-4
Portfolio Transactions......................................  B-11
Management of the Fund......................................  B-12
Dividend Reinvestment Plan..................................  B-15
Net Asset Value.............................................  B-15
Taxation....................................................  B-17
Repurchase of Shares........................................  B-20
Independent Auditors........................................  B-22
Report of Independent Auditors..............................  F-1
Audited Financial Statements for the Year Ended July 31,
  2002......................................................  F-2
Notes to Audited Financial Statements.......................  F-20

                                   APPENDIX A

MOODY'S INVESTORS SERVICE

  A brief description of the applicable Moody's Investors Service (Moody's) rating symbols and their meanings (as published by Moody's Investor Service) follows:

1.  LONG-TERM DEBT

  Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

  A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

  Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

  B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

  Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

  Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

  C: Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

  Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic ranking category.

2.  SHORT-TERM DEBT

  Moody's short-term debt ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. These obligations have an original maturity not exceeding one year, unless explicitly noted.

  Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment ability of rated issues:



PRIME-1


  Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

        -- Leading market positions in well-established industries.

        -- High rates of return on funds employed.

        -- Conservative capitalization structure with moderate reliance on debt and ample asset protection.

        -- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

        -- Well-established access to a range of financial markets and assured sources of alternate liquidity.


PRIME-2



  Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-1 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.



PRIME-3



  Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.



NOT PRIME


  Issuers rated Not Prime do not fall within any of the Prime rating categories.


  In addition, in certain countries the prime rating may be modified by the issuer's or guarantor's senior unsecured long-term debt rating.


STANDARD & POOR'S


  A Standard & Poor's ("S&P") issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation. This opinion may take into consideration obligors such as guarantors, insurers, or lessees. The credit rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.


  The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

  Issue credit ratings are based, in varying degrees, on the following considerations:

  1. Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;


  2. Nature of and provisions of the obligation; and


  3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above.


INVESTMENT GRADE

  AAA An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.


  AA An obligation rated 'AA' differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.



  A An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.


  BBB An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

SPECULATIVE GRADE

  Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

  BB An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

  B An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

  CCC An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

  CC  An obligation rated 'CC' is currently highly vulnerable to nonpayment.


  C The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued.


  D An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.


  Plus (+) or minus (-) The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.



  c The 'c' subscript is used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer's bonds are deemed taxable.



  p The letter 'p' indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.



  - Continuance of the ratings is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.



  - The 'r' highlights derivative, hybrid, and certain other obligations that Standard & Poor's believes may experience high volatility or high variability in expected returns as a result of noncredit risks. Examples of such obligations are securities with principal or interest return indexed to equities, commodities, or currencies; certain swaps and options; and interest-only and principal-only mortgage securities. The absence of an 'r' symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.



  N.R.  Not rated.


COMMERCIAL PAPER RATING DEFINITIONS

  An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. Ratings are graded into several categories, ranging from 'A-1' for the highest quality obligations to 'D' for the lowest. These categories are as follows:

  A-1 A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

  A-2 A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

  A-3 A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

  B A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

  C A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

  D A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

  A commercial paper rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or with drawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

--------------------------------------------------------------------------------

FOR MORE INFORMATION

--------------------------------------------------------------------------------


EXISTING SHAREHOLDERS OR PROSPECTIVE INVESTORS


   - Call your broker


   - WEB SITE


    www.vankampen.com


   - FUNDINFO(R)


    Automated Telephone System 800-847-2424



DEALERS


   - WEB SITE


    www.vankampen.com


   - FUNDINFO(R)


    Automated Telephone System 800-847-2424


   - Van Kampen Investments 800-421-5666



TELECOMMUNICATIONS DEVICE FOR THE DEAF (TDD)


   - For shareholder and dealer inquiries through TDD, call 800-421-2833


VAN KAMPEN SENIOR FLOATING RATE FUND

1 Parkview Plaza
Oakbrook Terrace, IL 60181-5555

Investment Adviser


VAN KAMPEN INVESTMENT ADVISORY CORP.

1 Parkview Plaza
Oakbrook Terrace, IL 60181-5555

Principal Underwriter


VAN KAMPEN FUNDS INC.

1 Parkview Plaza
Oakbrook Terrace, IL 60181-5555

Dividend Disbursing and Transfer Agent


VAN KAMPEN INVESTOR SERVICES INC.

P.O. BOX 218256
Kansas City, MO 64121-8256
Attn: Van Kampen Senior Floating Rate Fund

Custodian


STATE STREET BANK AND TRUST COMPANY

225 Franklin Street, P.O. Box 1713
Boston, MA 02110-1713
Attn: Van Kampen Senior Floating Rate Fund

Legal Counsel


SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)

333 West Wacker Drive
Chicago, IL 60606

Independent Auditors


DELOITTE & TOUCHE LLP

180 North Stetson
Chicago, IL 60601

--------------------------------------------------------------------------------

                                   VAN KAMPEN
                                SENIOR FLOATING
                                   RATE FUND

--------------------------------------------------------------------------------

       P       R       O      S      P      E      C      T      U      S

                               NOVEMBER 27, 2002


                            [VAN KAMPEN FUNDS LOGO]
                                                                   SFR PRO 11/02
                                                                  65024PRO

                      VAN KAMPEN SENIOR FLOATING RATE FUND

                      STATEMENT OF ADDITIONAL INFORMATION


  Van Kampen Senior Floating Rate Fund (the "Fund") is a non-diversified, closed-end management investment company whose investment objective is to provide a high level of current income, consistent with preservation of capital. This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Prospectus for the Fund dated November 27, 2002 (the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing shares of the Fund, and investors should obtain and read the Prospectus prior to purchasing shares. A copy of the Prospectus may be obtained without charge, by calling 1-800-341-2911, or for Telecommunications Device for the Deaf, 1-800-421-2833. This Statement of Additional Information incorporates by reference the entire Prospectus.


                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Investment Objective and Policies and Special Risk
  Considerations............................................  B- 2
Investment Restrictions.....................................  B- 2
Trustees and Officers.......................................  B- 4
Portfolio Transactions......................................  B-11
Management of the Fund......................................  B-12
Dividend Reinvestment Plan..................................  B-15
Net Asset Value.............................................  B-15
Taxation....................................................  B-17
Repurchase of Shares........................................  B-20
Independent Auditors........................................  B-22
Report of Independent Auditors..............................  F- 1
Audited Financial Statements for the Year Ended July 31,
  2002......................................................  F- 2
Notes to Audited Financial Statements.......................  F-20

  The Prospectus and this Statement of Additional Information omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. (the "SEC"). These items may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's office at no charge.


      THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 27, 2002.

                                                                   SFR SAI 11/02

                       INVESTMENT OBJECTIVE AND POLICIES
                        AND SPECIAL RISK CONSIDERATIONS

  The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans ("Senior Loans"). Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans should minimize the fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund's net asset value may be affected by changes in borrower credit quality and other factors with respect to Senior Loan interests in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see "Investment Objective and Policies" and "Special Risk Considerations" in the Prospectus.

                            INVESTMENT RESTRICTIONS

  The Fund's investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund's outstanding Shares. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values will not be considered a deviation from policy. In accordance with the foregoing, the Fund may not:

   1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund's assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the Borrower under a Loan Agreement and the Lender selling a Participation to the Fund together with any other persons interpositioned between such Lender and the Fund with respect to a Participation.

   2. Purchase any security if, as a result of such purchase, 25% or more of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

   3. Issue senior securities (including borrowing money or entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets (including the amount of senior securities issued but excluding any liabilities and indebtedness not constituting senior securities) except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes, or pledge its assets other than to secure such issuance or in connection with hedging transactions, when-issued and delayed delivery transactions and similar investment strategies. The Fund will not purchase additional portfolio securities at any time that borrowings, including the Fund's commitments pursuant to reverse repurchase agreements, exceed 5% of the Fund's total assets (after giving effect to the amount borrowed).

   4. Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

   5. Buy any security "on margin." Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

   6. Sell any security "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

   7. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Fund.

   8. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

   9. Invest in securities of other investment companies, except that the Fund may purchase securities of other investment companies to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the Securities and Exchange Commission under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief from the provisions of the 1940 Act, as amended from time to time. The Fund will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

  10. Buy or sell oil, gas or other mineral leases, rights or royalty contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements. In addition, the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

  11. Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements, except to the extent the interests in Senior Loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

  12. Notwithstanding the investment policies and restrictions of the Fund, upon approval of the Board of Trustees, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

  For purposes of investment restriction number 2, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund's custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund.

  The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders.

  FUND STRUCTURE. The Fund's fundamental investment policies and restrictions give the Fund the flexibility to pursue its investment objective through a fund structure commonly known as a "master-feeder" structure. If the Fund converts to a master-feeder structure, the existing shareholders of the Fund would continue to hold their shares of the Fund and the Fund would become a feeder-fund of the master-fund. The value of a shareholder's shares would be the same immediately after any conversion as the value immediately before such conversion. Use of this master-feeder structure potentially would result in increased assets invested among the collective investment vehicle of which the Fund would be a part, thus allowing operating expenses to be spread over a larger asset base, potentially achieving economies of scale. The Fund's Board of Trustees presently does not intend to affect any conversion of the Fund to a master-feeder structure.

                             TRUSTEES AND OFFICERS

  The business and affairs of the Trust are managed under the direction of the Trust's Board of Trustees and the Trust's officers appointed by the Board of Trustees. The tables below list the trustees and officers of the Trust and their principal occupations for the last five years, other directorships held by the trustees and their affiliations, if any, with Van Kampen Investments Inc. ("Van Kampen Investments"), Van Kampen Investment Advisory Corp. ("Advisory Corp."), Van Kampen Asset Management Inc. ("Asset Management"), Van Kampen Funds Inc. (the "Distributor"), Van Kampen Advisors Inc., Van Kampen Exchange Corp. and Van Kampen Investor Services Inc. ("Investor Services"). Advisory Corp. and Asset Management sometimes are referred to herein collectively as the "Advisers." For purposes hereof, the term "Fund Complex" includes each of the investment companies advised by the Advisers. Trustees serve until their successors are duly elected and qualified. Officers are annually elected by the trustees.

                              INDEPENDENT TRUSTEES

                                                                                     NUMBER OF
                                                                                     FUNDS IN
                                         TERM OF                                       FUND
                                        OFFICE AND                                    COMPLEX
                           POSITION(S)  LENGTH OF                                    OVERSEEN
NAME, AGE AND ADDRESS       HELD WITH      TIME     PRINCIPAL OCCUPATION(S)             BY       OTHER DIRECTORSHIPS
OF INDEPENDENT TRUSTEE        TRUST       SERVED    DURING PAST 5 YEARS               TRUSTEE    HELD BY TRUSTEE
----------------------     -----------  ----------  -----------------------          ---------   -------------------
David C. Arch (57)         Trustee      Trustee     Mr. Arch is Chairman and Chief      37       Mr. Arch is a member of
Blistex Inc.                            since 1998  Executive Officer of Blistex                 the Board of Directors of
1800 Swift Drive                                    Inc., a consumer health care                 the Heartland Alliance, a
Oak Brook, IL 60523                                 products manufacturer, and                   non- profit organization
                                                    former Director of the World                 serving human needs based
                                                    Presidents Organization-Chicago              in Chicago.
                                                    Chapter. Mr. Arch is also a
                                                    Trustee or Managing General
                                                    Partner of other investment
                                                    companies advised by the
                                                    Advisers.
Rod Dammeyer (62)          Trustee      Trustee     Mr. Dammeyer is President of        37       Mr. Dammeyer is a member
CAC, llc.                               since 1998  CAC, llc., a private company                 of the Board of Directors
676 North Michigan Avenue                           offering capital investment and              of TeleTech Holdings
Suite 2800                                          management advisory services.                Inc., Stericycle, Inc.,
Chicago, IL 60611                                   Mr. Dammeyer is also a Trustee               GATX Corporation,
                                                    or Managing General Partner of               Therasence, Inc. and
                                                    other investment companies                   Peregrine Systems Inc.
                                                    advised by the Advisers. Prior               and a member of the Board
                                                    to February 2001, Mr. Dammeyer               of Trustees of the
                                                    was Vice Chairman and Director               University of Chicago
                                                    of Anixter International, Inc.               Hospitals and Health
                                                    and IMC Global Inc. Prior to                 Systems. Prior to July
                                                    July 2000, Mr. Dammeyer was a                2000, Mr. Dammeyer was a
                                                    Managing Partner of Equity                   member of the Board of
                                                    Group Corporate Investment                   Directors of Allied Riser
                                                    (EGI), a company that makes                  Communications Corp.,
                                                    private investments in other                 Matria Healthcare Inc.,
                                                    companies. Prior to 1997, Mr.                Transmedia Networks,
                                                    Dammeyer was President, Chief                Inc., CNA Surety, Corp.
                                                    Executive Officer and a                      and Grupo Azcarero Mexico
                                                    Director of Great American                   (GAM). Prior to April
                                                    Management & Investment, Inc.,               1999, Mr. Dammeyer was a
                                                    a diversified manufacturing                  Director of Metal
                                                    company.                                     Management, Inc. Prior to
                                                                                                 1998, Mr. Dammeyer was a
                                                                                                 Director of Lukens, Inc.,
                                                                                                 Capsure Holdings Corp.,
                                                                                                 Revco D.S., Inc., the
                                                                                                 Chase Manhattan
                                                                                                 Corporation National
                                                                                                 Advisory Board and Sealy,
                                                                                                 Inc. Prior to 1997, Mr.
                                                                                                 Dammeyer was a Director
                                                                                                 of Flacon Building
                                                                                                 Products, Inc.

                                                                                     NUMBER OF
                                                                                     FUNDS IN
                                         TERM OF                                       FUND
                                        OFFICE AND                                    COMPLEX
                           POSITION(S)  LENGTH OF                                    OVERSEEN
NAME, AGE AND ADDRESS       HELD WITH      TIME     PRINCIPAL OCCUPATION(S)             BY       OTHER DIRECTORSHIPS
OF INDEPENDENT TRUSTEE        TRUST       SERVED    DURING PAST 5 YEARS               TRUSTEE    HELD BY TRUSTEE
----------------------     -----------  ----------  -----------------------          ---------   -------------------
Howard J Kerr (66)         Trustee      Trustee     Mr. Kerr is a Trustee or            37       Mr. Kerr is a Director of
736 North Western Avenue                since 1998  Managing General Partner of                  Canbra Foods, Ltd., a
P.O. Box 317                                        other investment companies                   Canadian oilseed
Lake Forest, IL 60045                               advised by the Advisers. Prior               crushing, refining,
                                                    to 1998, Mr. Kerr was the                    processing and packaging.
                                                    President and Chief Executive                operation, and the Marrow
                                                    Officer of Pocklington                       Foundation, and Lake
                                                    Corporation, Inc., an                        Forest Bank & Trust.
                                                    Investment holding company.
Theodore A. Myers (72)     Trustee      Trustee     Mr. Myers is a financial            37       Mr. Myers is a Director
550 Washington Avenue                   since 1998  consultant. Mr. Myers is also a              of Met Life Investors
Glencoe, IL 60022                                   Trustee or Managing General                  (formerly known as COVA
                                                    Partner of other investment                  Financial Life
                                                    companies advised by the                     Insurance). Prior to
                                                    Advisers. Prior to 1998, Mr.                 1997, Mr. Myers was a
                                                    Myers was a Senior Financial                 Director of McLouth
                                                    Advisor (and, prior to 1997, an              Steel.
                                                    Executive Vice President, Chief
                                                    Financial Officer and Director)
                                                    of Qualitech Steel Corporation,
                                                    a producer of high quality
                                                    engineered steels for
                                                    automotive, transportation and
                                                    capital goods industries. Prior
                                                    to 1997, Mr. Myers was a member
                                                    of the Arthur Andersen Chief
                                                    Financial Officers' Committee.
Hugo F. Sonnenschein (61)  Trustee      Trustee     Mr. Sonnenschein is President       37       Mr. Sonnenschein is a
1126 E. 59th Street                     since 1998  Emeritus and Honorary Trustee                Director of Winston
Chicago, IL 60637                                   of the University of Chicago                 Laboratories, Inc.
                                                    and the Hutchinson
                                                    Distinguished Service Professor
                                                    in the Department of Economics
                                                    at the University of Chicago.
                                                    Prior to July 2000, Mr.
                                                    Sonnenschein was President of
                                                    the University of Chicago. Mr.
                                                    Sonnenschein is a member of the
                                                    Board of Trustees of the
                                                    University of Rochester and a
                                                    member of its investment
                                                    committee. Mr. Sonnenschein is
                                                    a member of the National
                                                    Academy of Sciences, the
                                                    American Philosophical Society,
                                                    and a fellow of the American
                                                    Academy of Arts and Sciences.
                                                    Mr. Sonnenschein is also a
                                                    Trustee or Managing General
                                                    Partner of other investment
                                                    companies advised by the
                                                    Advisers.

                              INTERESTED TRUSTEES*

                                                                                     NUMBER OF
                                                                                     FUNDS IN
                                         TERM OF                                       FUND
                                        OFFICE AND                                    COMPLEX
                           POSITION(S)  LENGTH OF                                    OVERSEEN
NAME, AGE AND ADDRESS       HELD WITH      TIME     PRINCIPAL OCCUPATION(S)             BY       OTHER DIRECTORSHIPS
OF INTERESTED TRUSTEE         TRUST       SERVED    DURING PAST 5 YEARS               TRUSTEE    HELD BY TRUSTEE
Richard F. Powers, III*    Chairman     Trustee     Mr. Powers is Chairman,             96
(56)                                    since 1999  Director, President, Chief
1 Parkview Plaza                                    Executive Officer and Managing
Oakbrook Terrace, IL                                Director of Van Kampen;
60181                                               Chairman, Director, Chief
                                                    Executive Officer and Managing
                                                    Director of the Advisers,
                                                    Distributor, Van Kampen
                                                    Advisors Inc. and Van Kampen
                                                    Management Inc.; Director of
                                                    other subsidiaries of Van
                                                    Kampen; and Chief Sales and
                                                    Marketing Officer of Morgan
                                                    Stanley Asset Management Inc.
                                                    Mr. Powers is also Chairman of
                                                    the Board, Trustee/Director and
                                                    President of funds in the Fund
                                                    Complex. Prior to May 1998, Mr.
                                                    Powers was Executive Vice
                                                    President; and Director of
                                                    Marketing of Morgan Stanley and
                                                    Director of Dean Witter
                                                    Discover & Co. and Dean Witter
                                                    Realty. Prior to 1996, Mr.
                                                    Powers was Director of Dean
                                                    Witter Reynolds Inc.
Wayne W. Whalen* (63)      Trustee      Trustee     Mr. Whalen is a Partner in the      96
333 West Wacker Drive                   since 1998  law firm of Skadden, Arps,
Chicago, IL 60606                                   Slate, Meagher & Flom
                                                    (Illinois), legal counsel to
                                                    certain funds advised by the
                                                    Advisers. Mr. Whalen is a
                                                    Trustee, Director or Managing
                                                    General Partner of other funds
                                                    advised by the Advisers.

* Such trustee is an "interested person" (within the meaning of Section 2(a)(19) of the 1940 Act). Mr. Whalen is an interested person to certain of the funds in the Fund Complex by reason of his firm currently acting as legal counsel to such funds in the Fund Complex. Mr. Powers is an interested person of such funds in the Fund Complex and the Advisers by reason of their positions with Morgan Stanley or its affiliates.

                                    OFFICERS

                                                   TERM OF
                                                  OFFICE AND
                                 POSITION(S)      LENGTH OF
NAME, AGE AND                     HELD WITH          TIME     PRINCIPAL OCCUPATION(S)
ADDRESS OF OFFICER                  TRUST           SERVED    DURING PAST 5 YEARS
------------------               -----------      ----------  -----------------------
Stephen L. Boyd (61)          Vice President      Officer     Managing Director and Chief Investment Officer of Van
2800 Post Oak Blvd.                               since 1998  Kampen Investments, and Managing Director and President of
45th Floor                                                    the Advisers and Van Kampen Advisors Inc. Executive Vice
Houston, TX 77056                                             President and Chief Investment Officer of funds in the
                                                              Fund Complex. Prior to December 2000, Executive Vice
                                                              President and Chief Investment Officer of Van Kampen
                                                              Investments, and President and Chief Operating Officer of
                                                              the Advisers. Prior to April 2000, Executive Vice
                                                              President and Chief Investment Officer for Equity
                                                              Investments of the Advisers. Prior to October 1998, Vice
                                                              President and Senior Portfolio Manager with AIM Capital
                                                              Management, Inc. Prior to February 1998, Senior Vice
                                                              President and Portfolio Manager of Van Kampen American
                                                              Capital Asset Management, Inc., Van Kampen American
                                                              Capital Investment Advisory Corp. and Van Kampen American
                                                              Capital Management, Inc.
Joseph J. McAlinden (59)      Chief Investment    Officer     Managing Director and Chief Investment Officer of Morgan
1221 Avenue of the Americas   Officer             since 2002  Stanley Investment Advisors Inc., Morgan Stanley
New York, NY 10020                                            Investments LP and Director of Morgan Stanley Trust for 5
                                                              years.
A. Thomas Smith III (45)      Vice President and  Officer     Managing Director and Director of Van Kampen Investments,
1221 Avenue of Americas       Secretary           since 1999  Director of the Advisers, Van Kampen Advisors Inc., the
New York, NY 10020                                            Distributor, Investor Services and certain other
                                                              subsidiaries of Van Kampen Investments. Managing Director
                                                              and General Counsel-Mutual Funds of Morgan Stanley
                                                              Investment Advisors, Inc. Vice President or Principal
                                                              Legal Officer and Secretary of funds in the Fund Complex.
                                                              Prior to July 2001, Managing Director, General Counsel,
                                                              Secretary and Director of Van Kampen Investments, the
                                                              Advisers, the Distributor, Investor Services, and certain
                                                              other subsidiaries of Van Kampen Investments. Prior to
                                                              December 2000, Executive Vice President, General Counsel,
                                                              Secretary and Director of Van Kampen Investments, the
                                                              Advisers, Van Kampen Advisors Inc., the Distributor,
                                                              Investor Services and certain other subsidiaries of Van
                                                              Kampen Investments. Prior to January 1999, Vice President
                                                              and Associate General Counsel to New York Life Insurance
                                                              Company ("New York Life"), and prior to March 1997,
                                                              Associate General Counsel of New York Life. Prior to
                                                              December 1993, Assistant General Counsel of The Dreyfus
                                                              Corporation. Prior to August 1991, Senior Associate,
                                                              Willkie Farr & Gallagher. Prior to January 1989, Staff
                                                              Attorney at the Securities and Exchange Commission,
                                                              Division of Investment Management, Office of Chief
                                                              Counsel.
John R. Reynoldson (49)       Vice President      Officer     Executive Director of the Advisers and Van Kampen Advisors
1 Parkview Plaza                                  since 2000  Inc. Vice President of funds in the Fund Complex. Prior to
Oakbrook Terrace, IL 60181                                    July 2001, Principal and Co-head of the Fixed Income
                                                              Department of the Advisers and Van Kampen Advisors Inc.
                                                              Prior to December 2000, Senior Vice President of the
                                                              Advisers and Van Kampen Advisors Inc. Prior to May 2000,
                                                              he managed the investment grade taxable group for the
                                                              Advisers since July 1999. From July 1988 to June 1999, he
                                                              managed the government securities bond group for Asset
                                                              Management. Mr. Reynoldson has been with Asset Management
                                                              since April 1987.
John L. Sullivan (47)         Vice President,     Officer     Executive Director of Van Kampen Investments, the Advisers
1 Parkview Plaza              Chief Financial     since 1998  and Van Kampen Advisors Inc. Vice President, Chief
Oakbrook Terrace, IL 60181    Officer and                     Financial Officer and Treasurer of funds in the Fund
                              Treasurer                       Complex. Head of Fund Accounting for Morgan Stanley
                                                              Investment Management.
John H. Zimmermann, III (44)  Vice President      Officer     Managing Director and Director of Van Kampen Investments,
Harborside Financial Center                       since 2000  and Managing Director, President and Director of the
Plaza 2 - 7th Floor                                           Distributor. Vice President of funds in the Fund Complex.
Jersey City, NJ 07311                                         Prior to December 2000, President of Van Kampen Insurance
                                                              Agency of Illinois Inc., and Senior Vice President and
                                                              Director of Van Kampen Investments. From November 1992 to
                                                              December 1997, Mr. Zimmermann was Senior Vice President of
                                                              the Distributor.

  As of the date of this Statement of Additional Information, each Trustee serves as a trustee or managing general partner of the same 37 operating investment companies in the Fund Complex (the "Closed-End Fund Complex"). The compensation of Trustees and executive officers that are affiliated persons (as defined in the 1940 Act) of Advisory Corp., Asset Management, or Van Kampen Investments is paid by the respective entity. The funds in the Closed-End Fund Complex, including the Funds, pay the non-affiliated Trustees an annual retainer and meeting fees, plus expenses incurred in connection with such meeting. Funds in the Closed-End Fund Complex pay an annual Closed-End Fund Complex retainer in an amount equal to the product of $2,500 multiplied by the number of funds in the Closed-End Fund Complex, which retainer is then allocated among the funds in the Closed-End Fund Complex based on the relative net assets of such funds, and meeting fees of $250 per meeting per fund, plus reimbursement of expenses incurred in connection with such meeting.

  Each fund in the Closed-End Fund Complex (except the Van Kampen Exchange Fund) provides a deferred compensation plan to its non-affiliated Trustees that allows such trustees to defer receipt of compensation and earn a return on such deferred amounts based upon the return of the common shares of the funds in the Closed-End Fund Complex as more fully described below. Each fund in the Closed-End Fund Complex (except the Van Kampen Exchange Fund) also provides a retirement plan to its non-affiliated Trustees that provides non-affiliated Trustees with compensation after retirement, provided that certain eligibility requirements are met as more fully described below.

  Each non-affiliated Trustee generally can elect to defer receipt of all or a portion of the compensation earned by such non-affiliated Trustee until retirement. Amounts deferred are retained by the respective fund and earn a rate of return determined by reference to the return on the common shares of such fund or other funds in the Closed-End Fund Complex as selected by the respective non-affiliated Trustee, with the same economic effect as if such non-affiliated Trustee had invested in one or more funds in the Closed-End Fund Complex, including the Funds. To the extent permitted by the 1940 Act, each Fund may invest in securities of those funds selected by the non-affiliated Trustees in order to match the deferred compensation obligation. The deferred compensation plan is not funded and obligations thereunder represent general unsecured claims against the general assets of the respective Fund.

  Each Fund has adopted a retirement plan. Under the retirement plan, a non-affiliated Trustee who is receiving trustee's compensation from a Fund prior to such non-affiliated Trustee's retirement, has at least 10 years of service (including years of service prior to adoption of the retirement plan) for such Fund and retires at or after attaining the age of 60, is eligible to receive a retirement benefit equal to $2,500 per year for each of the ten years following such Trustee's retirement from such Fund. Trustees retiring prior to the age of 60 or with fewer than 10 years but more than 5 years of service may receive reduced retirement benefits from a Fund.

  Additional information regarding compensation and benefits for Trustees is set forth below. As indicated in the notes accompanying the table, the amounts relate to either the Fund's most recently completed fiscal year end in 2001 or the Closed-End Fund Complex's most recently completed calendar year ended December 31, 2001.

                               COMPENSATION TABLE


                                                                  CLOSED-END FUND COMPLEX
                                               --------------------------------------------------------------
                                 AGGREGATE     ESTIMATED AGGREGATE
                               COMPENSATION        PENSION OR                              TOTAL COMPENSATION
                                  BEFORE       RETIREMENT BENEFITS   ESTIMATED AGGREGATE    BEFORE DEFERRAL
                               DEFERRAL FROM     ACCRUED AS PART       ANNUAL BENEFITS      FROM CLOSED-END
           NAME(1)              THE FUND(2)      OF EXPENSES(3)      UPON RETIREMENT(4)     FUND COMPLEX(5)
           -------             -------------   -------------------   -------------------   ------------------
David C. Arch................     $4,919              13,789               $90,000               152,000
Rod Dammeyer.................      4,919              25,218                90,000               152,250
Howard J Kerr................      4,919              49,429                89,000               152,250
Theodore A. Myers............      4,919              91,890                85,000               152,250
Hugo F. Sonnenschein.........      4,919              25,614                90,000               152,250
Wayne W. Whalen..............      4,919              28,723                90,000               152,250


---------------
(1) Mr. Powers is an affiliated persons of the Advisers and Van Kampen Investments, and does not receive compensation or retirement benefits from the Funds.


(2) The amounts shown in this column represent the aggregate compensation before deferral with respect to the Fund's fiscal year ended July 31, 2002. The following trustees deferred compensation from the Fund during the fiscal year ended July 31, 2002: Mr. Dammeyer, $4,919, Mr. Sonnenschein, $4,919, and Mr. Whalen, $4,919. Amounts deferred are retained by the Fund and earn a rate of return determined by reference to either the return on the common shares of the Fund or other funds in the Closed-End Fund Complex as selected by the respective Non-Affiliated Trustee, with the same economic effect as if such Non-Affiliated Trustees had invested in one or more funds in the Closed-End Fund Complex. To the extent permitted by the 1940 Act, each fund may invest in securities of those funds selected by the Non-Affiliated Trustees in order to match the deferred compensation obligation. The cumulative deferred compensation (including interest) accrued with respect to each trustee, including former trustees, from the Fund as of the Fund's fiscal year ended July 31, 2002 is as follows: Mr. Dammeyer, $28,374, Mr. Kerr, $2,751, Mr. Sonnenschein, $28,752, and Mr. Whalen, $28,881. The deferred compensation plan is described above the Compensation Table.


(3) The amounts shown in this column represent the sum of the estimated pension or retirement benefit accruals expected to be accrued by the operating funds in the Closed-End Fund Complex for their respective fiscal years ended in 2001. The retirement plan is described above the compensation table.

(4) For each trustee, the amounts shown in this column represent the sum of the estimated annual benefits upon retirement payable per year by the current operating funds in the Closed-End Fund Complex for each year of the 10-year period commencing in the year of such Trustee's anticipated retirement. Each Fund is expected to pay benefits of $2,500 per year for each of the 10-year period commencing in the year of such trustee's retirement to those Trustees who retire at or over the age of 60 and with at least ten years of service to each Fund. The retirement plan is described above the compensation table.

(5) The amounts shown in this column are accumulated from the aggregate compensation of the 37 operating investment companies in the Closed-End Fund Complex for the calendar year ended December 31, 2001 before deferral by the Trustees under the deferred compensation plan. Amounts deferred are retained by the respective fund and earn a rate of return determined by reference to either the return on the Common Shares of the Fund or the common shares of other funds in the Closed-End Fund Complex as selected by the respective trustee. To the extent permitted by the 1940 Act, the respective fund may invest in securities of the funds selected by the Trustees in order to match the deferred compensation obligation. The Advisers or their affiliates also serve as investment adviser for other investment companies; however, with the exception of Messrs. Whalen and Powers, the Trustees are not trustees of such other investment companies. Combining the Closed-End Fund Complex with other investment companies advised by the Advisers or their affiliates, Mr. Whalen earned Total Compensation of $276,650 for the year ended December 31, 2001.

  During the Fund's last fiscal year, the Board of Trustees had two standing committees (an audit committee, and a retirement plan committee) and one ad hoc committee (a nominating committee). The Fund's audit committee consists of Messrs. Arch, Dammeyer, Kerr, Myers and Sonnenschein. The audit committee makes recommendations to the Board of Trustees concerning the selection of the Fund's independent public accountants, reviews with such accountants the scope and results of the Fund's annual audit and considers any comments which the accountants may have regarding the Fund's financial statements, books of account or internal controls. The Board's retirement plan committee consists of Messrs. Arch, Dammeyer and Sonnenschein. The retirement plan committee is responsible for reviewing the terms of the Fund's retirement plan and reviews any administrative matters which arise with respect thereto. During the Fund's last fiscal year, the audit committee of the Board held 2 meetings. The retirement plan committee of the Board does not meet on a regular basis, but does meet on an ad hoc basis as necessary to administer the retirement plan. The trustees of the Fund who are not "interested persons" of the Fund (as defined by the 1940 Act) (referred to herein as "Independent Trustees" or "Non-Interested Trustees") select and nominate any other non-interested trustees of the Fund. While the non-interested trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Board of Trustees as they deem appropriate, they will review nominations from shareholders to fill any vacancies. Nominations from shareholders should be in writing and addressed to the non-interested trustees at the Fund's office.

  In addition to deferred compensation balances as described in the Compensation Table, as of December 31, 2001, the most recently completed calendar year prior to the date of this Statement of Additional Information, each trustee of the Fund beneficially owned equity securities of the Fund and of all of the funds in the Closed-End Fund Complex overseen by the trustee in the dollar range amounts specified below.

                2001 TRUSTEE BENEFICIAL OWNERSHIP OF SECURITIES

INDEPENDENT TRUSTEES

                                                     AGGREGATE DOLLAR RANGE OF EQUITY
                           DOLLAR RANGE OF       SECURITIES IN ALL REGISTERED INVESTMENT
                          EQUITY SECURITIES        COMPANIES OVERSEEN BY TRUSTEE IN THE
NAME OF TRUSTEE              IN THE FUND                 CLOSED-END FUND COMPLEX
---------------           -----------------      ---------------------------------------
David C. Arch                   none                         $50,001-$100,000
Rod Dammeyer                    none                          over $100,000
Howard J. Kerr                  none                            $1-$10,000
Theodore A. Myers               none                          over $100,000
Hugo F. Sonnenschein            none                         $10,001-$50,000

INTERESTED TRUSTEES

                                                     AGGREGATE DOLLAR RANGE OF EQUITY
                           DOLLAR RANGE OF       SECURITIES IN ALL REGISTERED INVESTMENT
                          EQUITY SECURITIES        COMPANIES OVERSEEN BY TRUSTEE IN THE
NAME OF TRUSTEE              IN THE FUND                 CLOSED-END FUND COMPLEX
---------------           -----------------   ----------------------------------------------
Richard F. Powers, III          none                            $1-$10,000
Wayne W. Whalen                 none                          over $100,000

  As of November 5, 2002, the trustees and officers of the Fund as a group owned less than 1% of the shares of the Fund.

  The Fund, the Adviser and VKF have adopted Codes of Ethics (collectively, the "Code of Ethics") that set forth general and specific standards relating to the securities trading activities of their employees. The Code of

Ethics does not prohibit employees from acquiring securities that may be purchased or held by the Fund, but is intended to ensure that all employees conduct their personal transactions in a manner that does not interfere with the portfolio transactions of the Fund or other Van Kampen funds, or that such employees take unfair advantage of their relationship with the Fund. Among other things, the Code of Ethics prohibits certain types of transactions absent prior approval, imposes various trading restrictions (such as time periods during which personal transactions may or may not be made) and requires quarterly reporting of securities transactions and other matters. All reportable securities transactions and other required reports are to be reviewed by appropriate personnel for compliance with the Code of Ethics. Additional restrictions apply to portfolio managers, traders, research analysts and others who may have access to nonpublic information about the trading activities of the Fund or other Van Kampen funds or who otherwise are involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.

                             PORTFOLIO TRANSACTIONS

  With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund's interests in Senior Loans at a fair price should the Fund desire to sell such interests. See "Special Risk Considerations" in the Prospectus. Affiliates of the Adviser may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund's ability to acquire some Senior Loans. The Adviser does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.

  With respect to investments other than in Senior Loans, the Adviser will place orders for portfolio transactions for the Fund with broker-dealer firms giving consideration to the quality, quantity and nature of each firm's professional services. These services include execution, clearance procedures, wire service quotations and statistical and other research information provided to the Fund and the Adviser, including quotations necessary to determine the value of the Fund's net assets. Any research benefits so obtained are available for all clients of the Adviser. Because statistical and other research information only supplements the research efforts of the Adviser and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce materially its expenses. In selecting among the firms believed to meet the criteria for handling a particular transaction, the Adviser may take into consideration the fact that certain firms have sold Shares of the Fund and that certain firms provide market, statistical or other research information to the Fund and the Adviser and may select firms that are affiliated with the Fund, the Adviser, the Distributor or Van Kampen Investments. The Fund paid brokerage fees of $0 for each of the fiscal years ended July 31, 2000, 2001 and 2002.

  If it is believed to be in the best interest of the Fund, the Adviser may place portfolio transactions with brokers who provide the types of services described above, even if the Fund will have to pay a higher commission (or, if the broker's profit is part of the cost of the security, will have to pay a higher price for the security) than would be the case if the Adviser did not consider the broker's furnishing of such services. This will be done, however, only if, in the opinion of the Adviser, the amount of additional commission or increased cost is reasonable in relation to the value of the services.

  If purchases or sales of financial instruments for the Fund and for one or more other investment companies or clients advised by the Adviser are considered at or about the same time, transactions in such financial instruments will be allocated among the several investment companies and clients, in a manner deemed equitable by the Adviser, to each such investment company or client, taking into account their respective sizes and the aggregate amount of financial instruments to be purchased or sold. In this regard allocations of Senior Loans by the Adviser will be made taking into account a variety of factors, including the assets of such clients then available for investment in Senior Loans, such clients' relative net asset value and such clients' investment objectives, policies and limitations. Although in some cases this procedure could have a detrimental effect on the price paid by the Fund for the financial instrument or the volume of the financial instrument purchased by the Fund, the ability to participate in volume transactions and to negotiate lower commissions, fees and expenses possibly could benefit the Fund.

  Although the Adviser will be responsible for the management of the Fund's portfolio, the policies and practices in this regard must be consistent with the foregoing and will be subject at all times to review by the Trustees of the Fund. The Fund anticipates that the annual portfolio turnover rate will not exceed 100%.

  The Trustees have adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act, which requires that the commissions paid to affiliates of the Fund, or to affiliates of such persons, be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar financial instruments during a comparable period of time. The rule and procedures also contain review requirements and require the Adviser to furnish reports to the Trustees and to maintain records in connection with such reviews. After review of all factors deemed relevant, the Trustees will consider from time to time whether the advisory fee will be reduced by all or a portion of the brokerage commissions given to brokers that are affiliated with the Fund.

                             MANAGEMENT OF THE FUND

THE ADVISER

  The Adviser was incorporated as a Delaware corporation in 1982. The Adviser is a wholly-owned subsidiary of Van Kampen Investments. Van Kampen Investments is an indirect wholly-owned subsidiary of Morgan Stanley. The Adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

  Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $65 billion under management or supervision as of September 30, 2002. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by financial advisers nationwide.

  Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

INVESTMENT ADVISORY AGREEMENT

  The investment advisory agreement (the "Advisory Agreement") between the Adviser and the Fund was approved by the shareholders of the Fund in February 1998. The Advisory Agreement continues from year to year, unless earlier terminated as described below, if approved annually (a) by the Trustees of the Fund or by a majority of the Fund's Shares and (b) by a majority of the Trustees who are not parties to the agreement or interested persons of any such party, in compliance with the requirements of the 1940 Act. The Advisory Agreement may be terminated without penalty upon 60 days written notice by either party (in the case of the Fund, such termination may be effected by the Board of Trustees or by a majority of the Shares) and will automatically terminate in the event of assignment. The Adviser may in its sole discretion from time to time waive all or a portion of the advisory fee or reimburse the Fund for all or a portion of its other expenses.

  In approving the Advisory Agreement, the Board of Trustees, including the non-interested Trustees, considered the nature, quality and scope of the services provided by the Adviser, the performance, fees and expenses of the Fund compared to other similar investment companies, the Adviser's expenses in providing the services and the profitability of the Adviser and its affiliated companies. The Board of Trustees also reviewed the benefit to the Adviser of receiving third party research paid for by Fund assets and the propriety of such an arrangement and evaluated other benefits the Adviser derives from its relationship with the Fund. The Board of Trustees considered the extent to which any economies of scale experienced by the Adviser are shared with the Fund's shareholders, and the propriety of existing and alternative breakpoints in the Fund's advisory fee schedule. The Board of Trustees considered comparative advisory fees of the Fund and other investment companies at different asset levels, and considered the trends in the industry versus historical and projected sales and redemptions of the Fund. The Board of Trustees reviewed reports from third parties about the foregoing factors and considered changes, if any, in such items since its previous approval. The Board of Trustees discussed the financial strength of the Adviser and its affiliated companies and the capability of the personnel of the Adviser. The Board of Trustees reviewed the statutory and regulatory requirements for approval of advisory agreements. The Board of Trustees, including the non-interested Trustees, evaluated all of the foregoing and determined, in the exercise of its business judgment, that approval of the Advisory Agreement was in the best interests of the Fund and its shareholders.


  The investment advisory agreement (the "Advisory Agreement") between the Adviser and the Fund provides that the Adviser will supply investment research and portfolio management, including the selection of securities for the Fund to purchase, hold or sell and the selection of financial institutions through whom the Fund's portfolio transactions are executed. The Adviser also furnishes necessary facilities and equipment, and permits its officers and employees to serve without compensation as trustees and officers of the Fund if duly elected to such positions. For the fiscal years ended July 31, 2000, 2001 and 2002, the Fund recognized investment advisory fees pursuant to the Advisory Agreement of approximately $15,073,900, $9,381,800 and $4,610,200, respectively.


  The Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the Advisory Agreement.

  The Trustees are responsible for the overall management and supervision of the Fund's affairs. The Adviser's activities are subject to the review and supervision of the Trustees to whom the Adviser renders periodic reports of the Fund's investment activities.

LITIGATION INVOLVING THE ADVISER


  On September 28, 2001 and October 11, 2001, separate complaints seeking an unspecified amount of damages were filed in the United States District Court for the Northern District of Illinois each by a shareholder of the Van Kampen Prime Rate Income Trust (the "Trust") against the Trust, the Adviser, the Distributor and certain directors and officers of the Trust. The respective complaints, framed as class actions, allege misstatements and omissions in the Trust's registration statements in violation of the federal securities laws. The separate complaints were consolidated on or about December 15, 2001, and the class was certified on or about August 26, 2002. The consolidated action is entitled Abrams et al. v. Van Kampen Funds, Inc., et al., No. 01 C 7538 (N.D. Ill., Hart J.). The Adviser does not believe such litigation will have a material adverse affect on the Trust or the Adviser's ability to render services to the Fund.


THE ADMINISTRATOR


  The administrator for the Fund is Van Kampen Investments (in such capacity, the "Administrator"). For the fiscal years ended July 31, 2000, 2001 and 2002, the Fund recognized administrative fees pursuant to the Administration Agreement of approximately $3,966,800, $2,468,900 and $1,213,200, respectively.


  The Fund pays all other expenses incurred in the operation of the Fund including, but not limited to, direct charges relating to the purchase and sale of financial instruments in its portfolio, interest charges, fees and expenses of legal counsel and independent auditors, taxes and governmental fees, cost of share certificates, expenses (including clerical expenses) of issuance, sale or repurchase of any of the Fund's portfolio holdings, expenses in connection with the Fund's dividend reinvestments, membership fees in trade associations, expenses of registering and qualifying the Shares of the Fund for sale under federal and state securities laws, expenses of printing and distributing reports, notices and proxy materials to existing holders of Shares, expenses of filing reports and other documents filed with governmental agencies, expenses of annual and special meetings of holders of Shares, fees and disbursements of the transfer agents, custodians and sub-custodians, expenses of disbursing dividends and distributions, fees, expenses and out-of-pocket costs of Trustees of the Fund who are not affiliated with the Adviser, insurance premiums, indemnification and other expenses not expressly provided for in the Advisory Agreement or the Administration Agreement and any extraordinary expenses of a nonrecurring nature.

SERVICE PLAN

  In addition to the fees and expenses described herein, the Fund has adopted a Service Plan (the "Service Plan") designed to meet the service fee requirements of the sales charge rule of the NASD. The Service Plan has been approved by the independent Trustees of the Fund, who have no direct or indirect financial interest in the Service Plan, and by all of the Trustees of the Fund.


  The Service Plan provides that the Fund may make payments of service fees for personal services and/or the maintenance of shareholder accounts to the Distributor and broker-dealers and other persons in amounts not exceeding .25% of the Fund's average daily net assets for any fiscal year. The Trustees of the Fund have initially implemented the Service Plan by authorizing the Fund to make quarterly service fee payments to the Distributor and broker-dealers in amounts not expected to exceed .15% of the Fund's average daily net assets for each fiscal year. For the fiscal years ended July 31, 2000, 2001 and 2002, the Fund recognized service fees paid pursuant to the Service Plan of approximately $2,380,100, $1,481,300 and $727,900, respectively.


  The Service Plan shall continue in effect indefinitely for so long as such continuance is approved at least annually by the vote of both a majority of (i) the Trustees of the Fund who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Service Plan or any agreements related to the Service Plan (the "Plan Trustees") and (ii) all of the Trustees then in office cast in person at a meeting (or meetings) called for the purpose of voting on this Service Plan. The Service Plan may not be amended to increase materially the payments described herein without approval of the shareholders of the Fund, and all material amendments of the Plan must also be approved by the Trustees of the Fund in the manner described above. The Service Plan may be terminated at any time by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of the Fund. Under the Service Plan, the Trustees shall review at least quarterly a written report of the amounts expended under the Service Plan and the purposes for which such expenditures were made.

  So long as the Service Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees who are not such interested persons of the Adviser. The Trustees have determined that in their judgment there is a reasonable likelihood that the Service Plan will benefit the Fund and its shareholders.

OTHER AGREEMENTS


  LEGAL SERVICES AGREEMENT. The Fund and certain other funds advised by the Adviser or its affiliates have entered into a Legal Services Agreements pursuant to which Van Kampen Investments provides legal services, including without limitation: accurate maintenance of the funds' minute books and records, preparation and oversight of the funds' regulatory reports, and other information provided to shareholders, as well as responding to day-to-day legal issues on behalf of the funds. Payment by the funds for such services is made on a cost basis for the salary and salary related benefits, including but not limited to bonuses, group insurances and other regular wages for the employment of personnel. Of the total costs for legal services provided to funds advised by the Adviser or its affiliates, one half of such costs are allocated equally to each fund and the remaining one half of such costs are allocated to specific funds based on monthly time records. For the fiscal years ended July 31, 2000, 2001 and 2002, the Fund recognized legal fees pursuant to the Legal Services Agreement of approximately $22,500, $62,900 and $23,500, respectively.

                           DIVIDEND REINVESTMENT PLAN

  The Fund offers a Dividend Reinvestment Plan (the "Plan"). Under the Plan, Shareholders may elect to have all distributions of dividends and capital gains automatically reinvested in additional Shares. Unless you elect to participate in the Plan, you will receive distributions in cash.

  State Street Bank and Trust Company, as plan agent (the "Plan Agent"), serves as agent for Shareholders in administering the Plan. Participants in the Plan will receive Shares valued on the valuation date, at net asset value. The valuation date will be the dividend or distribution payment date or, if that date is not a business day, the next preceding business day.

  The Plan Agent maintains each Shareholder's account in the Plan and furnishes monthly written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. Shares will be held by the Plan Agent in non-certificated form in the name of the participant, and each Shareholder's proxy will include those Shares purchased pursuant to the Plan. The Plan Agent's fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

  In the case of Shareholders, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholders as representing the total amount registered in the record Shareholder's name and held for the account of beneficial owners who are participating in the Plan.

  The automatic reinvestment of dividends and distributions will not relieve participants of any federal income tax that may be payable or required to be withheld on such dividends or distributions.

  Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all Shareholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the Plan Agent by at least 90 days written notice to all Shareholders of the Fund.

  All registered Shareholders (other than brokers or nominees) will be mailed information regarding the Plan, including a form with which they may elect to participate in the Plan. Shareholders who intend to hold their Shares through a broker or nominee should contact such person to confirm that they may participate in the Plan and to determine the effect, if any, that a transfer of the account by the shareholder to another broker or nominee will have on continued participation in the Plan. A Shareholder may withdraw from the Plan at any time by contacting the Plan Agent at the address or telephone number set forth below. There is no penalty for non-participation in or withdrawal from the Plan, and Shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections should be directed to the Plan Agent and should include the name of the Fund and the Shareholder's name and address as registered. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a Shareholder to take all subsequent dividends and distributions in cash. Elections will only be effective for dividends and distributions declared after, and with a record date of at least ten days after, such elections are received by the Plan Agent. When a participant withdraws from the Plan or upon termination of the Plan as provided above, certificates for whole Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a Share credited to such account. All correspondence concerning the dividend reinvestment plan should be directed to the State Street Bank and Trust Company, as Plan Agent, c/o Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, MO 64121-8256. Please call (800) 341-2911 between the hours of 7:00 a.m. and 7:00 p.m. Central Time if you have questions regarding the Plan.

                                NET ASSET VALUE

  The net asset value per share of the Fund's Shares is determined by calculating the total value of the Fund's assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding. The net asset value will be computed on each business day as of 5:00 p.m. Eastern time. The Fund reserves the right to calculate the net asset value more frequently if deemed desirable.

  Senior Loans will be valued by the Fund following valuation guidelines established and periodically reviewed by the Fund's Board of Trustees. Under the valuation guidelines, Senior Loans and securities for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes and all other Senior Loans, securities and assets of the Fund are valued at fair value in good faith following procedures established by the Board of Trustees. Subject to criteria established by the Fund's Board of Trustees about the availability and reliability of market indicators obtained from independent pricing sources approved by the Board, certain Senior Loans will be valued on the basis of such indicators. Other Senior Loans will be valued by independent pricing sources approved by the Fund's Board of Trustees based upon pricing models developed, maintained and operated by those pricing sources or valued by the Adviser by considering a number of factors including consideration of market indicators, transactions in instruments which the Adviser believes may be comparable (including comparable credit quality, interest rate, interest rate redetermination period and maturity), the credit worthiness of the Borrower, the current interest rate, the period until the next interest rate redetermination and the maturity of such Senior Loan interests. Consideration of comparable instruments may include commercial paper, negotiable certificates of deposit and short-term variable rate securities which have adjustment periods comparable to the Senior Loan interests in the Fund's portfolio. The fair value of Senior Loans are reviewed and approved by the Fund's Valuation Committee and by the Fund's Trustees. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, the Fund may rely to an increasing extent on market prices and quotations in valuing Senior Loan interests in the Fund's portfolio. The Fund and Trustees will continue to monitor developments in the Senior Loan market and will make modifications to the current valuation methodology as deemed appropriate.

  It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Because of the short-term, adjustable rate nature of such instruments held by the Fund, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of traditional longer-term, fixed-income securities. In light of the senior nature of Senior Loan interests that may be included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Fund does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary for a determination of the value of such Senior Loan interests. Accordingly, the Fund generally will not systematically consider (but may consider in certain instances) and, in any event, will not rely upon such ratings or price fluctuations in determining the value of Senior Loan interests in the Fund's portfolio.

  Securities other than Senior Loans held in the Fund's portfolio (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for the securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

  Short-term obligations held by the Fund that mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees.

                                    TAXATION

FEDERAL INCOME TAXATION


  The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.



  If the Fund so qualifies and distributes each year to its Shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to Shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to Shareholders. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.


  To avoid a 4% excise tax, the Fund will be required to distribute, by December 31 of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31 of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.


  If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Shareholders) and all distributions out of the Fund's earnings and profits would be taxed to Shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.


  Some of the Fund's investment practices are subject to special provisions of the Code that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited) and/or (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement and the distribution requirements for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.


  Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to Shareholders. For example, with respect to securities issued at a discount, the Fund will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. To generate sufficient cash to make distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to dispose of securities that it would otherwise have continued to hold.


  Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

DISTRIBUTIONS TO SHAREHOLDERS



  Distributions of the Fund's investment company taxable income are taxable to Shareholders as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund's net capital gains as capital gain dividends, if any, are taxable to Shareholders as long-term capital gains, regardless of the length of time Shares have been held by such Shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a Shareholder's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such Shareholder (assuming such Shares are held as a capital asset). For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see "Capital Gains Rates" below. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction. The Fund will inform Shareholders of the source and tax status of all distributions promptly after the close of each calendar year.


  Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The basis of such Shares will be equal to their fair market value on the distribution date.

  Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the Shareholders on the December 31 prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, Shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

SALE OF SHARES


  The sale of Shares (including transfers in connection with a redemption or repurchase of Shares) may be a taxable transaction for federal income tax purposes. Except as discussed below, selling Shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss. For a summary of the maximum tax rates applicable to capital gains, see "Capital Gains Rates" below. It is possible, although the Fund believes it is unlikely, that, in connection with a tender offer, distributions to tendering Shareholders may be subject to tax as ordinary income (rather than gain or loss), which in turn may result in deemed distributions being subject to tax as ordinary income for non-tendering Shareholders. The federal income tax consequences of the repurchase of Shares pursuant to a tender offer will be disclosed in the related offering documents. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the Shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.


CAPITAL GAINS RATES

  The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or
(ii) 20% for capital assets held for more than one year. The maximum long-term capital gains rate for corporations is 35%.

WITHHOLDING ON PAYMENTS TO NON-U.S. SHAREHOLDERS

  For purposes of this and the following paragraphs, a "Non-U.S. Shareholder" shall include any shareholder who is not

  - an individual who is a citizen or resident of the United States;

  - a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof;

  - an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  - a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

  A Non-U.S. Shareholder generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate), rather than backup withholding (discussed below), on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a U.S. trade or business carried on by such shareholder if such shareholder furnishes to the Fund a properly completed Internal Revenue Service ("IRS") Form W-8BEN certifying the shareholder's non-United States status.

  Non-effectively connected capital gain dividends and gains realized from the sale of Shares will not be subject to U.S. federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their Shares. See "Backup Withholding" and "Information Reporting" below.


  If income from the Fund or gains realized from the sale of Shares are effectively connected with a Non-U.S. Shareholder's U.S. trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to U.S. federal income tax on a net basis at the tax rates applicable to U.S. citizens or domestic corporations. To establish that income from the Fund or gains realized from the sale of Shares are effectively connected with a U.S. trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's U.S. trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a U.S. trade or business.



  The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, both the entity and the persons holding an interest in the entity will need to provide the certification. For example, an individual Non-U.S. Shareholder who holds Shares in the Fund through a non-U.S. partnership must provide an IRS Form W-8BEN to claim the benefits of an applicable tax treaty. Non-U.S. Shareholders are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.


BACKUP WITHHOLDING


  The Fund may be required to withhold federal income tax ("backup withholding") from dividends and proceeds from the sale of Shares paid to non-corporate Shareholders. This tax may be withheld from dividends if paid to a shareholder (other than a Non-U.S. Shareholder) (i) the Shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that taxpayer identification number provided is correct, that the shareholder is not subject to backup withholding and that the shareholder is a U.S. person (as defined for U.S. federal income tax purposes). Redemption proceeds may be subject to backup withholding under the circumstances described in (i) above.

  Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and proceeds from the sale of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.


  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Shareholder may be refunded or credited against such Shareholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.


INFORMATION REPORTING


  The Fund must report annually to the IRS and to each Shareholder the amount of dividends, capital gain dividends or proceeds from the sale of Shares paid to such Shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Non-U.S. Shareholder the amount of dividends, capital gain dividends or proceeds from the sale of Shares paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.


GENERAL

  The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisers regarding the specific federal tax consequences of purchasing, holding and disposing of Shares, as well as the effects of state, local and foreign tax laws and any proposed tax law changes.

                              REPURCHASE OF SHARES


  The Fund may from time to time enter into one or more credit agreements to provide the Fund with additional liquidity to meet its obligations to purchase Common Shares pursuant to any tender offer it may make. The Fund has entered into a Fifth Amendment and Restatement of Credit Agreement dated as of November 8, 2002 (the "Credit Agreement"), among the Fund and Van Kampen Prime Rate Income Trust (the "Co-Borrower") as borrowers, the banks party thereto (the "Financial Institutions"), and Bank of America, N.A. ("BofA"), as agent, pursuant to which the Financial Institutions have committed to provide a credit facility of up to $400,000,000 to the Fund and the Co-Borrower, which is not secured by the assets of the Fund or Co-Borrower or other collateral. The proceeds of any amounts borrowed under the Credit Agreement may be used to provide the Fund with additional liquidity to meet its obligations to purchase Common Shares pursuant to any tender offer that it may make. The Credit Agreement has terms and conditions substantially similar to the following:


  a. Each of the Fund and the Co-Borrower is entitled to borrow money ("Loans") from the Financial Institutions in amounts which in the aggregate do not exceed the amount of the Credit Facility Commitment, provided that the aggregate amount of Loans to the Fund or the Co-Borrower on an individual basis cannot exceed twenty-five percent (25%) of the net asset value of the Fund or Co-Borrower, as the case may be (defined as total assets minus total liabilities minus assets subject to liens).

  b. Loans made under the Credit Agreement, if any, will bear interest daily at the option of the Fund or Co-Borrower, as applicable, (i) at a rate per annum equal to the federal funds rate from time to time plus 0.50%, or (ii) at a rate per annum equal to a reserve-adjusted interbank offered rate offered by BofA's Grand Cayman Branch ("IBOR") plus 0.50% per annum. Each of the Fund and Co-Borrower will bear the expenses of any borrowings attributable to it under the Credit Agreement. Such interest will be due, in arrears, on the outstanding principal amount of each Loan
     (i) as to any federal funds rate Loan on the last business day of each calendar quarter and (ii) as to any offshore rate Loan, from one (1) day to sixty (60) days from the date of the Loan, as selected by the Fund or Co-Borrower, as applicable, in advance. Interest on the outstanding principal of the Loans will also be due on the date of any prepayment of any offshore rate Loan and on demand during the existence of an event of default under the Credit Agreement payable by the borrower subject to such event of default. Overdue payments of principal and interest will bear interest, payable upon demand, at a penalty rate. No Loan shall be outstanding for a period of more than sixty (60) days, and there shall be no more than three Interest Periods as defined in the Credit Agreement in effect.


  c. The Fund paid arrangement fees and expenses to BofA or its affiliates on the date the Credit Agreement was executed. In addition, during the term of the Credit Agreement, the Fund is obligated to pay its pro rata share (based on the relative net assets of the Fund and Co-Borrower) of a commitment fee computed at the rate of 0.11% per annum on the average daily unused amount of the facility.

  d. The principal amount of any Loan made under the Credit Agreement, if any, is required to be paid sixty (60) days from the date of the Loan. Each of the Fund and Co-Borrower is entitled to prepay a Loan made to it in multiples of $1,000,000, provided that the Fund or Co-Borrower, as applicable, gives sufficient notices of prepayment. On the Commitment Termination Date (as defined below), all outstanding principal and accrued interest under the Credit Agreement will be due and payable in full.

  e. The Credit Agreement provides for BofA to elect to make swingline loans to each Borrower in amounts which in the aggregate do not exceed $25,000,000, provided that the aggregate amount of such swingline loans to the Fund or the Co-Borrower on an individual basis cannot exceed the lesser of (a) BofA's commitment under the Credit Agreement, (b) the combined commitment of all Financial Institutions under the Credit Agreement or (c) twenty-five percent (25%) of the net asset value of the Fund or Co-Borrower, as the case may be. Such swingline loans are due no later than the seventh business day following the day the swingline loan was made, bear interest at a rate per annum equal to the federal funds rate from time to time plus 0.50% due upon the repayment of such loan and, if unpaid when due or the Borrower otherwise elects, may convert to a traditional federal funds rate Loan under the Credit Agreement funded by BofA and all of the other Financial Institutions in accordance with the Credit Agreement's commitment schedule.

  f. The drawdown of the initial Loan or swingline loan, if any, under the Credit Agreement is subject to certain conditions, including, among other things, the Fund and Co-Borrower, as applicable, executing and delivering a promissory note made payable to the order of each Financial Institution, in the form attached to the Credit Agreement (the "Promissory Notes").

     The drawdown of each Loan or swingline loan, if any, is further conditioned upon the satisfaction of additional conditions, including, without limitation, (i) the providing of notice with respect to the Loan; (ii) the asset coverage ratio for the applicable borrower being at least 4 to 1;
     (iii) there being no default or event of default in existence with respect to the applicable borrower; (iv) the representations and warranties with respect to the applicable borrower made in the Credit Agreement continuing to be true; and (v) there being no Loans outstanding with respect to the applicable borrower for more than sixty (60) days on the day preceding the proposed borrowing.

  g. The Credit Agreement contains various affirmative and negative covenants of the Fund and Co-Borrower, including, without limitation, obligations:
      (i) to provide periodic financial information; (ii) with limited exceptions, to not consolidate with or merge into any other entity or have any other entity merge into it and to not sell all or any substantial part of its assets; (iii) to continue to engage in its current type of business and to maintain its existence as a business trust; (iv) to comply with applicable laws, rules and regulations; (v) to maintain insurance on its property and business; (vi) to limit the amount of its debt based upon 25% of the net asset value of the applicable borrower; and (vii) to not create any lien on any of its assets, with certain exceptions.

  h. The Credit Agreement also contains various events of default (with certain specified grace periods), including, without limitation: (i) failure to pay when due any amounts required to be paid to the Financial Institutions under the Credit Agreement or the Promissory Notes; (ii) any material misrepresentations in the Credit Agreement or documents delivered to the Financial Institutions; (iii) failure to observe or perform certain terms, covenants and agreements contained in the Credit Agreement, the Promissory Notes or other documents delivered to the Financial Institutions; (iv) failure to comply with the Fund's or Co-Borrower's, as applicable, fundamental investment policies or investment restrictions; (v) failure to comply by the Fund or Co-Borrower, as applicable, with all material provisions of the Investment Company Act of 1940; (vi) the voluntary or involuntary bankruptcy of the Fund or Co-Borrower, as applicable; (vii) the entry of judgments for the payment of money in excess of $5,000,000 in the aggregate which remains unsatisfied or unstayed for a period of 30 days; and (viii) a change in control of the Fund's or Co-Borrower's, as applicable, investment adviser.


  i. The credit facility provided pursuant to the Credit Agreement will terminate on November 7, 2003 (the "Commitment Termination Date"), unless extended or earlier terminated pursuant to the terms thereof, and all accrued interest and principal will be due thereon.


  Pursuant to guidelines applicable to the Fund and the Co-Borrower, any Loans to the Fund and Co-Borrower will be made on a first-come, first-serve basis. If, at any time, the demand for borrowings by the Fund and Co-Borrower exceeds amounts available under the Credit Agreement, such borrowing will be allocated on a fair and equitable basis, taking into consideration factors, including without limitation, relative net assets of the Fund and Co-Borrower, amounts requested by the Fund and Co-Borrower, and availability of other sources of cash to meet each parties needs.

  The Fund intends to repay any Loans under the Credit Agreement from proceeds from the pay-downs from the interests in Senior Loans and from proceeds from the sale of Common Shares.

  During the pendency of any tender offer by the Fund, the Fund will calculate daily the net asset value of the Shares and will establish procedures which will be specified in the tender offer documents, to enable Shareholders to ascertain readily such net asset value. Each offer will be made and Shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, either by publication or mailing or both. Each offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

  Tendered Shares that have been accepted and repurchased by the Fund will be held in treasury and may be retired by the Board of Trustees. Treasury Shares will be recorded and reported as an offset to Shareholders' equity and accordingly will reduce the Fund's total assets. If Treasury Shares are retired, Shares issued and outstanding and capital in excess of par value will be reduced accordingly.

  If the Fund must liquidate portfolio securities in order to repurchase Shares tendered, the Fund may realize gains and losses.

                              INDEPENDENT AUDITORS


  Independent auditors for the Fund perform an annual audit of the Fund's financial statements. The Fund's Board of Trustees has engaged Deloitte & Touche LLP, located at Two Prudential Plaza, 180 North Stetson, Chicago, Illinois 60601-6710, to be the Fund's independent auditors.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trustees of Van Kampen Senior Floating Rate
Fund

We have audited the accompanying statement of assets and liabilities of Van Kampen Senior Floating Rate Fund (the "Fund"), including the portfolio of investments, as of July 31, 2002, the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The Fund's financial highlights for the periods ended prior to July 31, 2000 were audited by other auditors whose report, dated September 14, 1999, expressed an unqualified opinion on those financial highlights.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 2002, by correspondence with the Fund's custodian, brokers, and selling or agent banks. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Van Kampen Senior Floating Rate Fund as of July 31, 2002, the results of its operations, cash flows, the changes in its net assets and the financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Chicago, Illinois
September 6, 2002

                BY THE NUMBERS

YOUR FUND'S INVESTMENTS

July 31, 2002
THE FOLLOWING PAGES DETAIL YOUR FUND'S PORTFOLIO OF INVESTMENTS AT THE END OF THE REPORTING PERIOD.(1)

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            VARIABLE RATE** SENIOR LOAN INTERESTS  92.0%
            AEROSPACE/DEFENSE  5.6%
 $ 2,096    Aerostructures Corp., Term
            Loan...................... NR        BB-          12/31/03         $  2,087,214
   1,796    Alliant Techsystems, Inc.,
            Term Loan................. Ba2       BB-          04/20/09            1,814,353
   3,666    DeCrane Aircraft Holdings,
            Inc., Term Loan........... B2        B+           09/30/05            3,610,982
   2,084    DRS Technologies, Inc.,
            Term Loan................. Ba3       BB-          09/30/08            2,099,882
     991    EG&G Technical Services,
            Inc., Term Loan........... B1        NR           08/20/07              991,344
   6,722    Fairchild Corp., Term
            Loan...................... B1        B+           04/30/06            6,621,119
     648    Integrated Defense
            Technologies, Inc., Term
            Loan...................... NR        NR           03/04/08              650,806
   2,914    United Defense Industries,
            Inc., Term Loan........... Ba3       BB-          08/13/09            2,923,677
                                                                               ------------
                                                                                 20,799,377
                                                                               ------------
            AUTOMOTIVE  7.3%
   3,910    AMCAN Consolidate
            Technologies, Inc., Term
            Loan...................... NR        NR           03/28/07            3,734,050
     681    Breed Technologies, Inc.,
            Term Loan (h)............. NR        NR           12/20/04              643,859
   5,156    Citation Corp., Term
            Loan...................... NR        B+           12/01/07            4,589,117
   4,850    Federal-Mogul Corp., Term
            Loan (b).................. NR        NR           02/24/04            4,783,313
   4,368    Metalforming Technologies,
            Inc., Term Loan........... NR        NR           06/30/06            2,664,484

                                               See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            AUTOMOTIVE (CONTINUED)
 $ 4,875    MetoKote Corp., Term
            Loan...................... B1        B+           11/04/05         $  4,582,500
   6,009    Safelite Glass Corp., Term
            Loan...................... NR        NR           09/30/07            5,874,262
     499    Stoneridge, Inc., Term
            Loan...................... Ba3       BB-          04/30/08              501,244
                                                                               ------------
                                                                                 27,372,829
                                                                               ------------
            BANKING  0.2%
     840    Golden State Bancorp,
            Inc., Term Loan........... NR        NR           12/20/02              835,800
                                                                               ------------

            BEVERAGE, FOOD & TOBACCO  3.4%
   2,454    Agrilink Foods, Inc., Term
            Loan...................... B1        B+     09/30/04 to 09/30/05      2,452,525
   1,826    B & G Foods, Inc., Term
            Loan...................... B1        B+           03/31/06            1,825,910
     999    Dean Foods Co., Term
            Loan...................... Ba2       BB+          07/15/08            1,004,020
   1,401    Hartz Mountain Corp., Term
            Loan...................... NR        NR           12/31/07            1,404,422
   1,255    Land O' Lakes, Inc., Term
            Loan...................... Ba2       BBB-         10/10/08            1,168,786
   1,599    Mafco Worldwide Corp.,
            Term Loan................. NR        NR           03/31/06            1,583,428
   2,000    Pinnacle Foods, Inc., Term
            Loan...................... Ba3       BB-          05/22/08            2,020,000
   1,500    Southern Wine & Spirits of
            America, Inc., Term Loan.. NR        NR           07/02/08            1,507,970
                                                                               ------------
                                                                                 12,967,061
                                                                               ------------
            BROADCASTING--CABLE  2.6%
   9,542    Charter Communications
            Operating, LLC, Term
            Loan...................... Ba3       BBB-   03/18/08 to 09/18/08      8,374,539
   1,680    Olympus Cable Holdings,
            LLC, Term Loan (b)........ B2        D            09/30/10            1,375,199
                                                                               ------------
                                                                                  9,749,738
                                                                               ------------

See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            BROADCASTING--DIVERSIFIED  3.1%
 $ 7,277    Comcorp Broadcasting,
            Inc., Term Loan........... NR        NR           03/31/03         $  5,966,924
   1,000    Cumulus Media, Inc., Term
            Loan...................... B1        B            03/28/10            1,007,250
   1,833    Hughes Electronics Corp.,
            Term Loan................. Ba3       BB           12/05/02            1,832,474
   3,422    White Knight Broadcasting,
            Inc., Term Loan........... NR        NR           03/31/03            2,806,437
                                                                               ------------
                                                                                 11,613,085
                                                                               ------------
            BROADCASTING--TELEVISION  1.7%
     500    Gray Communications
            Systems, Inc., Term
            Loan...................... Ba3       B+           09/30/09              501,562
   6,549    Quorum Broadcasting, Inc.,
            Term Loan................. NR        NR           12/31/04            5,861,334
                                                                               ------------
                                                                                  6,362,896
                                                                               ------------
            BUILDINGS & REAL ESTATE  1.8%
   3,121    Builders FirstSource,
            Inc., Term Loan........... NR        BB-          12/30/05            2,964,854
   1,341    The Macerich Co., Term
            Loan...................... NR        NR     01/26/03 to 07/26/05      1,340,625
   1,800    Ventas, Inc., Term Loan... NR        NR           04/17/07            1,807,875
     452    Ventas, Inc., Revolving
            Credit Agreement.......... NR        NR           04/17/05              435,033
                                                                               ------------
                                                                                  6,548,387
                                                                               ------------
            CHEMICALS, PLASTICS & RUBBER  2.5%
   3,482    Huntsman Corp., Term
            Loan...................... Caa2      NR     12/31/02 to 12/31/05      3,016,008
   2,081    Huntsman Corp., Revolving
            Credit Agreement.......... Caa2      NR           12/31/02            1,799,853
   1,000    Messer Griesheim, Term
            Loan...................... Ba3       BB     04/27/09 to 04/27/10      1,008,125
   3,099    Nutrasweet Acquisition
            Corp., Term Loan.......... Ba3       NR     05/25/07 to 05/25/09      3,104,307

                                               See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            CHEMICALS, PLASTICS & RUBBER (CONTINUED)
 $   518    West American Rubber Co.,
            LLC, Term Loan............ NR        NR           11/09/03         $    518,421
                                                                               ------------
                                                                                  9,446,714
                                                                               ------------
            CONSTRUCTION MATERIAL  0.5%
     871    Dayton Superior Corp.,
            Term Loan................. Ba3       BB-          06/02/08              872,257
   5,374    Flextek Components, Inc.,
            Term Loan (a) (b)......... NR        NR           08/31/03               96,734
   1,061    Magnatrax Corp., Term
            Loan...................... NR        NR           11/15/05              921,425
                                                                               ------------
                                                                                  1,890,416
                                                                               ------------
            CONTAINERS, PACKAGING & GLASS  2.4%
   4,899    Applied Tech Management
            Corp., Term Loan.......... B1        NR           04/30/07            4,590,467
     700    LLS Corp., Term Loan (a)
            (b)....................... NR        NR           07/31/06              393,167
   1,000    Owens-Illinois, Inc., Term
            Loan...................... NR        NR           03/31/04              995,357
   2,411    Pliant Corp., Term Loan... B2        B+           05/31/08            2,420,056
     667    Silgan Holdings, Inc.,
            Term Loan................. Ba2       BB-          11/30/08              667,083
                                                                               ------------
                                                                                  9,066,130
                                                                               ------------
            DIVERSIFIED MANUFACTURING  0.7%
   2,064    Mueller Group, Inc., Term
            Loan...................... B1        B+           05/31/08            2,070,808
     360    UCAR International, Inc.,
            Term Loan................. NR        NR           12/31/07              361,127
                                                                               ------------
                                                                                  2,431,935
                                                                               ------------
            ECOLOGICAL  2.0%
   7,640    Allied Waste North
            America, Inc., Term Loan.. Ba3       BB     07/21/05 to 07/21/07      7,214,140
     368    Stericycle, Inc., Term
            Loan...................... B1        BB-          09/30/07              370,947
                                                                               ------------
                                                                                  7,585,087
                                                                               ------------

See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            ELECTRONICS  3.9%
 $ 2,560    Audio Visual Services
            Corp., Term Loan.......... NR        NR     03/04/04 to 03/04/06   $  2,452,568
   3,003    Dynamic Details, Inc.,
            Term Loan................. B1        NR           04/22/05            2,612,476
   3,248    Kinetic Group, Inc., Term
            Loan...................... B1        NR           02/28/06            3,050,620
     997    Semiconductor Components
            Industries, LLC, Term
            Loan...................... B2        B      08/04/06 to 08/04/07        934,308
   4,674    Stratus Technologies,
            Inc., Term Loan........... NR        NR           02/26/05            3,972,796
   1,820    Viasystems, Inc., Term
            Loan...................... B3        CC           03/31/07            1,416,451
                                                                               ------------
                                                                                 14,439,219
                                                                               ------------
            ENTERTAINMENT & LEISURE  3.4%
   5,771    Fitness Holdings
            Worldwide, Inc., Term
            Loan...................... NR        B      11/02/06 to 11/02/07      5,453,357
   4,000    Metro-Goldwyn-Mayer, Inc.,
            Term Loan................. NR        NR           06/30/08            4,004,500
     997    Panavision, Inc., Term
            Loan...................... B3        CCC          03/31/05              909,402
   2,176    True Temper, Inc., Term
            Loan...................... B1        BB-          09/30/05            2,165,256
                                                                               ------------
                                                                                 12,532,515
                                                                               ------------
            FARMING & AGRICULTURE  0.9%
   3,234    The Scotts Co., Term
            Loan...................... Ba3       BB           12/31/07            3,254,186
                                                                               ------------

            FINANCE  1.4%
   3,676    Outsourcing Solutions,
            Term Loan................. B2        NR           12/10/06            3,588,342
   1,682    Rent-A-Center, Inc., Term
            Loan...................... Ba2       BB-          01/31/07            1,679,056
                                                                               ------------
                                                                                  5,267,398
                                                                               ------------
            GROCERY  0.2%
     675    Fleming Cos., Inc., Term
            Loan...................... Ba2       BB+          06/19/08              675,281
                                                                               ------------

                                               See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            HEALTHCARE  4.9%
 $ 5,000    Community Health Systems,
            Inc., Term Loan........... NR        NR           07/16/10         $  5,025,625
   3,972    Genesis Health Ventures,
            Inc., Term Loan........... Ba3       BB-          03/31/07            3,989,306
     985    InteliStaf Group, Inc.,
            Term Loan................. NR        NR           10/31/07              982,538
   7,244    Kindred Healthcare, Inc.,
            Term Loan................. NR        NR           04/13/08            7,238,106
   1,000    Medical Staffing Network
            Holdings, Inc., Term
            Loan...................... NR        NR           10/26/06              995,625
                                                                               ------------
                                                                                 18,231,200
                                                                               ------------
            HEALTHCARE & BEAUTY  1.0%
   3,774    Mary Kay, Inc., Term
            Loan...................... Ba3       BB-          10/03/07            3,783,841
                                                                               ------------

            HOME & OFFICE FURNISHINGS, HOUSEWARES & DURABLE CONSUMER PRODUCTS  1.5%
     946    Brown Jordan
            International, Inc., Term
            Loan...................... Ba3       B            03/31/06              919,630
     439    Formica Corp., Term Loan
            (b)....................... NR        NR           04/30/06              402,581
   2,463    Imperial Home Decor Group,
            Inc., Term Loan (e)....... NR        NR           04/04/06            2,302,625
     752    Sleepmaster, LLC, Term
            Loan (b).................. NR        NR           12/31/06              725,736
   1,477    Targus Group
            International, Inc., Term
            Loan...................... NR        NR           12/19/06            1,351,861
                                                                               ------------
                                                                                  5,702,433
                                                                               ------------
            HOTELS, MOTELS, INNS & GAMING  2.7%
   2,825    Aladdin Gaming, LLC, Term
            Loan (a) (b).............. NR        NR           12/31/02            2,366,316
     500    Las Vegas Sands, Inc.,
            Term Loan................. NR        B+           06/04/08              505,834
   2,456    Scientific Games Corp.,
            Term Loan................. Ba3       B+           09/30/07            2,469,300

See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            HOTELS, MOTELS, INNS & GAMING (CONTINUED)
 $ 5,564    Wyndham International,
            Inc., Term Loan........... NR        B-     06/30/04 to 06/30/06   $  4,756,716
                                                                               ------------
                                                                                 10,098,166
                                                                               ------------
            INSURANCE  2.0%
   4,825    Brera GAB Robins, Inc.,
            Term Loan................. NR        NR           12/31/05            4,656,125
   2,963    White Mountains Insurance
            Group, Ltd., Term Loan.... NR        NR           03/31/07            2,972,374
                                                                               ------------
                                                                                  7,628,499
                                                                               ------------
            MACHINERY  3.7%
   2,820    Alliance Laundry Systems,
            LLC, Term Loan............ B1        B            06/30/05            2,816,475
   4,370    Ashtead Group, PLC, Term
            Loan...................... NR        NR           06/01/07            4,227,775
   4,107    Gleason Corp., Term Loan.. NR        NR           02/18/08            4,106,811
   2,492    SWT Finance B.V., Term
            Loan...................... NR        D            06/30/07            1,806,956
     988    United Rentals (North
            America), Inc., Term
            Loan...................... Ba3       BB+          08/31/07              991,512
                                                                               ------------
                                                                                 13,949,529
                                                                               ------------
            MEDICAL PRODUCTS & SERVICES  4.5%
   2,269    Alliance Imaging, Inc.,
            Term Loan................. B1        B+           06/10/08            2,273,382
     577    Conmed Corp., Term Loan... Ba3       BB-          12/30/04              573,067
   3,125    Dade Behring, Inc., Term
            Loan...................... NR        NR     06/30/06 to 06/30/07      3,187,372
   1,659    DaVita, Inc., Term Loan... Ba3       BB-          03/31/09            1,665,192
   4,851    National Nephrology
            Associates, Inc., Term
            Loan...................... B1        B+           12/31/05            4,814,188
   1,746    Rotech Healthcare, Inc.,
            Term Loan................. Ba2       BB           03/31/08            1,747,079
   2,636    Unilab Corp., Term Loan... B1        BB-          11/23/06            2,649,167
                                                                               ------------
                                                                                 16,909,447
                                                                               ------------
            MINING, STEEL, IRON & NON-PRECIOUS METALS  1.6%
   8,548    Ispat Inland, Term Loan... Caa2      B-     07/16/05 to 07/16/06      6,026,210
                                                                               ------------

                                               See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            NATURAL RESOURCES  1.2%
 $ 5,000    Ocean Rig ASA--(Norway),
            Term Loan................. B3        NR           06/01/08         $  4,375,000
                                                                               ------------

            NON-DURABLE CONSUMER PRODUCTS  2.6%
   8,029    American Marketing
            Industries, Inc., Term
            Loan (a).................. NR        NR           04/01/04            4,014,565
     799    American Safety Razor Co.,
            Term Loan................. B1        B-           04/30/07              671,487
   1,500    Church & Dwight Co., Inc.,
            Term Loan................. Ba2       BB           09/30/07            1,512,723
   2,667    JohnsonDiversey, Inc.,
            Term Loan................. Ba3       BB-          11/03/09            2,688,811
     700    Playtex Products, Inc.,
            Term Loan................. Ba3       BB-          05/31/09              701,750
                                                                               ------------
                                                                                  9,589,336
                                                                               ------------
            PAPER & FOREST PRODUCTS  0.3%
     988    Port Townsend Paper Corp.,
            Term Loan................. NR        NR           03/16/07              965,281
                                                                               ------------

            PERSONAL & MISCELLANEOUS SERVICES  3.3%
   9,720    Aspen Marketing Group,
            Term Loan (a)............. NR        NR           06/30/06            7,047,000
   4,677    DIMAC Holdings, Inc., Term
            Loan (a) (b) (f).......... NR        NR     09/30/02 to 12/31/05        514,446
   2,631    DIMAC Marketing Partners,
            Inc., Term Loan (a) (b)... NR        NR           01/01/05              289,389
     370    DIMAC Marketing Partners,
            Inc., Revolving Credit
            Agreement (a) (b)......... NR        NR           07/01/03               40,754
   1,600    Iron Mountain, Inc., Term
            Loan...................... Ba3       BB           02/15/08            1,611,600
   1,170    Stewart Enterprises, Inc.,
            Term Loan................. Ba3       BB           06/29/06            1,178,044
   1,869    TeleSpectrum Worldwide,
            Inc., Term Loan (e)....... NR        NR           05/31/05            1,219,255

See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            PERSONAL & MISCELLANEOUS SERVICES (CONTINUED)
 $   366    Vicar Operating, Inc.,
            Term Loan................. B1        B+           09/20/08         $    367,897
                                                                               ------------
                                                                                 12,268,385
                                                                               ------------
            PHARMACEUTICALS  1.2%
   1,662    Accredo Health, Inc., Term
            Loan...................... Ba2       BB           03/31/09            1,670,812
   1,995    Caremark Rx, Inc., Term
            Loan...................... Ba2       BB+          03/31/06            2,003,313
     993    MedPointe, Inc., Term
            Loan...................... B1        B+           09/30/08              998,083
                                                                               ------------
                                                                                  4,672,208
                                                                               ------------
            PRINTING & PUBLISHING  6.6%
   2,563    21st Century Newspapers,
            Term Loan................. NR        NR           09/15/05            2,448,075
   1,911    American Media Operations,
            Inc., Term Loan........... Ba3       B+           04/01/07            1,929,075
   1,485    CommerceConnect Media,
            Inc., Term Loan........... NR        NR           12/31/07            1,425,600
   5,791    Haights Cross
            Communications, LLC, Term
            Loan...................... B2        B+           12/10/06            5,502,343
     800    Lamar Media Corp., Term
            Loan...................... Ba2       BB-          02/01/07              804,900
   1,886    Liberty Group Operating,
            Inc., Term Loan........... B1        B            03/31/07            1,886,031
   1,582    Payment Processing
            Solutions, Inc., Term
            Loan...................... NR        NR           06/30/05            1,569,980
     990    PRIMEDIA, Inc., Term
            Loan...................... NR        B            06/30/09              786,225
   1,852    The Reader's Digest
            Association, Inc., Term
            Loan...................... Baa3      BB+    05/20/07 to 05/20/08      1,853,740
   5,727    Vutek, Inc., Term Loan.... B1        NR           07/31/07            5,608,120
     961    Ziff-Davis Media, Inc.,
            Term Loan................. B3        CCC-         03/31/07              824,806
                                                                               ------------
                                                                                 24,638,895
                                                                               ------------

                                               See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            zRetail--Oil & Gas  2.4%
 $ 7,285    Barjan Products, LLC, Term
            Loan...................... NR        NR           05/31/06         $  6,956,883
   1,935    The Pantry, Inc., Term
            Loan...................... B1        B+           01/31/06            1,904,723
                                                                               ------------
                                                                                  8,861,606
                                                                               ------------
            RETAIL--STORES  2.6%
   9,792    Rite Aid Corp., Term
            Loan...................... B2        BB-          06/27/05            9,661,909
                                                                               ------------

            TECHNOLOGY  0.4%
   1,500    The Titan Corp., Term
            Loan...................... Ba3       BB-          06/30/09            1,502,250
                                                                               ------------

            TELECOMMUNICATIONS--LOCAL EXCHANGE CARRIERS  0.8%
   1,525    Broadwing, Inc., Term
            Loan...................... Ba3       BB     11/09/04 to 06/28/07      1,304,822
     558    McLeodUSA, Inc., Term
            Loan...................... Caa2      NR           05/30/08              277,429
   9,097    Orius Corp., Term Loan.... NR        NR           12/15/06            1,478,327
                                                                               ------------
                                                                                  3,060,578
                                                                               ------------
            TELECOMMUNICATIONS--LONG DISTANCE  0.1%
   4,156    Pacific Crossing, Ltd.,
            Term Loan (a) (b)......... NR        NR           07/28/06              446,798
                                                                               ------------

            TELECOMMUNICATIONS--WIRELESS  1.5%
   4,527    BCP SP Ltd., Term Loan (a)
            (f)....................... NR        NR     03/31/02 to 03/31/05      1,810,910
   1,000    Cricket Communications,
            Inc., Term Loan........... NR        NR           06/30/07              247,500
   1,833    Crown Castle International
            Corp., Term Loan.......... Ba3       BB-          03/15/08            1,697,870
     783    Nextel Finance Co., Term
            Loan...................... Ba3       BB-    06/30/08 to 12/31/08        641,322
     192    Nextel Partners, Inc.,
            Term Loan................. B1        B-           07/29/08              160,898
   1,333    Spectrasite
            Communications, Inc., Term
            Loan...................... B3        CC           12/31/07            1,144,545
                                                                               ------------
                                                                                  5,703,045
                                                                               ------------

See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

                                         BANK LOAN
PRINCIPAL                                 RATINGS+
AMOUNT                                 --------------
(000)       BORROWER                   MOODY'S   S&P      STATED MATURITY*        VALUE
            TEXTILES & LEATHER  0.4%
 $ 1,677    Norcross Safety Products,
            LLC, Term Loan............ NR        NR           09/30/04         $  1,672,535
                                                                               ------------

            TRANSPORTATION--CARGO  2.6%
   3,598    Evergreen International
            Aviation, Inc., Term
            Loan...................... NR        NR           05/07/03            3,364,256
     327    Kansas City Southern
            Railway Co., Term Loan.... Ba1       BB+          06/12/08              328,149
   4,013    OmniTrax Railroads, LLC,
            Term Loan................. NR        NR           05/13/05            4,002,665
   1,920    Roadway Corp., Term
            Loan...................... Baa3      BBB          10/10/06            1,912,800
                                                                               ------------
                                                                                  9,607,870
                                                                               ------------
            TRANSPORTATION--PERSONAL  0.1%
     501    Motor Coach Industries,
            Inc., Term Loan........... B2        B            06/16/05              451,271
                                                                               ------------

            TRANSPORTATION--RAIL MANUFACTURING  0.1%
     834    RailWorks Corp., Term Loan
            (a) (b)................... NR        NR           09/30/06              270,927
                                                                               ------------

            UTILITIES  0.3%
   1,167    Southern California Edison
            Co., Term Loan............ Ba2       NR           03/01/03            1,164,188
                                                                               ------------

TOTAL VARIABLE RATE** SENIOR LOAN INTERESTS  92.0%..........................    344,079,461
                                                                               ------------

DESCRIPTION                                                       VALUE

NOTES  1.4%
Genesis Health Ventures, Inc. ($737,600 par, 7.0375% coupon,
  maturing 04/02/07) (g)....................................         737,600
PCI Chemicals Canada, Inc. ($2,708,453 par, 10.00% coupon,
  maturing 12/31/08)........................................       1,909,459

                                               See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

DESCRIPTION                                                       VALUE
NOTES (CONTINUED)
Pioneer Cos., Inc. ($902,818 par, 10.00% coupon, maturing
  12/31/06) (g).............................................  $      608,274
Premcor Refining Group ($2,000,000 par, 4.59125% coupon,
  maturing 8/23/03) (g).....................................       1,995,000
                                                              --------------

TOTAL NOTES  1.4%...........................................       5,250,333
                                                              --------------

EQUITIES  2.2%
Audio Visual Services Corp. (39,135 common shares) (c)
  (d).......................................................         463,358
Breed Technologies, Inc. (126,731 common shares) (c) (d)....               0
DIMAC Holdings, Inc. (6,526 preferred shares) (b) (c) (d)...               0
DIMAC Holdings, Inc. (Warrants for 6,526 common shares) (b)
  (c) (d)...................................................               0
Flextek Components, Inc. (Warrants for 758 common shares)
  (b) (c) (d)...............................................               0
Genesis Health Ventures, Inc. (1,070 preferred shares) (c)
  (d).......................................................         122,868
Genesis Health Ventures, Inc. (91,986 common shares) (c)....       1,481,894
Imperial Home Decor Group, Inc. (886,572 common shares) (c)
  (d) (e)...................................................               0
Imperial Home Decor Realty, Inc. (886,572 common shares) (c)
  (d) (e)...................................................               0
Kindred Healthcare, Inc. (55,081 common shares) (c).........       1,861,187
Pioneer Cos., Inc. (175,147 common shares) (c) (d)..........         315,265
Rotech Healthcare, Inc. (36,040 common shares) (c)..........         702,780
Rotech Medical Corp. (3,604 common shares) (c) (d)..........               0
Safelite Glass Corp. (321,953 common shares) (c) (d)........       2,939,431
Safelite Realty (21,732 common shares) (c) (d)..............               0
Stellex Aerostructures, Inc. (33,390 common shares) (c)
  (d).......................................................         504,924
TeleSpectrum Worldwide, Inc. (11,618,775 common shares) (c)
  (d) (e)...................................................               0
TeleSpectrum Worldwide, Inc. (8,307 preferred shares) (c)
  (d) (e)...................................................               0
West American Rubber Co., LLC (6.35% ownership interest) (c)
  (d).......................................................               0
                                                              --------------

TOTAL EQUITIES..............................................       8,391,707
                                                              --------------

TOTAL LONG-TERM INVESTMENTS  95.6%
  (Cost $409,993,421).......................................     357,721,501
                                                              --------------

SHORT TERM INVESTMENTS  4.1%
REPURCHASE AGREEMENT  4.0%
State Street Bank and Trust ($15,000,000 par collateralized
  by U.S. Government obligations in a pooled cash account,
  dated 7/31/02, to be sold on 8/1/02 at $15,000,733) (i)...      15,000,000

See Notes to Financial Statements

YOUR FUND'S INVESTMENTS

July 31, 2002

DESCRIPTION                                                       VALUE
TIME DEPOSIT  0.1%
State Street Bank and Trust Corp. ($161,699 par, 0.50%
  coupon, dated 07/31/02, to be sold on 08/01/02 at
  $161,701).................................................  $      161,699
                                                              --------------

TOTAL SHORT-TERM INVESTMENTS  4.1%
  (Cost $15,161,699)........................................      15,161,699
                                                              --------------

TOTAL INVESTMENTS  99.7%
  (Cost $425,155,120).......................................     372,883,200
OTHER ASSETS IN EXCESS OF LIABILITIES  0.3%.................       1,043,512
                                                              --------------

NET ASSETS  100.0%..........................................  $  373,926,712
                                                              ==============

NR--Not rated

+ Bank Loans rated below Baa by Moody's Investor Service, Inc. or BBB by Standard & Poor's Group are considered to be below investment grade. (Bank loan ratings are unaudited.)

(1) Industry percentages are calculated as a percentage of net assets.

(a) This Senior Loan interest is non-income producing.

(b) This borrower has filed for protection in federal bankruptcy court.

(c) Non-income producing security as this stock currently does not declare dividends.

(d) Restricted security.

(e) Affiliated company. See Notes to Financial Statements.

(f) The borrower is in the process of restructuring or amending the terms of this loan.

(g) Variable rate security. Interest rate shown is that in effect at July 31, 2002.

(h) Fixed rate security.

(i) A portion of this security is segregated in connection with unfunded loan commitments.

* Senior Loans in the Fund's portfolio generally are subject to mandatory and/or optional prepayment. Because of these mandatory prepayment conditions and because there may be significant economic incentives for a Borrower to prepay, prepayments of Senior Loans in the Fund's portfolio may occur. As a result, the actual remaining maturity of Senior Loans held in the Fund's portfolio may be substantially less than the stated maturities shown. Although the Fund is unable to accurately estimate the actual remaining maturity of individual Senior Loans, the Fund estimates that the actual average maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

** Senior Loans in which the Fund invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the lending rate offered by one or more major European banks, such as the London Inter-Bank Offered Rate ("LIBOR"), (ii) the prime rate offered by one or more major United States banks or (iii) the certificate of deposit rate. Senior Loans are generally considered to be restricted in that the Fund ordinarily is contractually obligated to receive approval from the Agent Bank and/or Borrower prior to the disposition of a Senior Loan.
                                               See Notes to Financial Statements

FINANCIAL STATEMENTS
Statement of Assets and Liabilities
July 31, 2002

ASSETS:
Total Investments (Cost $425,155,120).......................  $ 372,883,200
Receivables:
  Investments Sold..........................................      3,275,117
  Interest and Fees.........................................      2,054,624
  Fund Shares Sold..........................................         79,213
Other.......................................................        180,123
                                                              -------------
    Total Assets............................................    378,472,277
                                                              -------------
LIABILITIES:
Payables:
  Investments Purchased.....................................      2,722,901
  Distributor and Affiliates................................        382,292
  Investment Advisory Fee...................................        302,588
  Income Distributions......................................        302,189
  Administrative Fee........................................         79,628
Accrued Expenses............................................        640,960
Trustees' Deferred Compensation and Retirement Plans........        115,007
                                                              -------------
    Total Liabilities.......................................      4,545,565
                                                              -------------
NET ASSETS..................................................  $ 373,926,712
                                                              =============
NET ASSET VALUE PER COMMON SHARE
  ($373,926,712 divided by 48,225,801 shares outstanding)...  $        7.75
                                                              =============
NET ASSETS CONSIST OF:
Common Shares ($.01 par value with an unlimited number of
  shares authorized, 48,225,801 shares issued and
  outstanding)..............................................  $     482,258
Paid in Surplus.............................................    620,540,751
Accumulated Undistributed Net Investment Income.............      2,490,890
Net Unrealized Depreciation.................................    (52,271,920)
Accumulated Net Realized Loss...............................   (197,315,267)
                                                              -------------
NET ASSETS..................................................  $ 373,926,712
                                                              =============

See Notes to Financial Statements

Statement of Operations
For the Year Ended July 31, 2002

INVESTMENT INCOME:
Interest....................................................  $ 31,118,411
Other.......................................................     1,500,852
                                                              ------------
    Total Income............................................    32,619,263
                                                              ------------
EXPENSES:
Investment Advisory Fee.....................................     4,610,241
Administrative Fee..........................................     1,213,222
Service Fee.................................................       727,933
Custody.....................................................       198,122
Legal.......................................................       190,644
Trustees' Fees and Related Expenses.........................        35,090
Other.......................................................     1,132,838
                                                              ------------
    Total Expenses..........................................     8,108,090
    Less Credits Earned on Cash Balances....................         1,364
                                                              ------------
    Net Expenses............................................     8,106,726
                                                              ------------
NET INVESTMENT INCOME.......................................  $ 24,512,537
                                                              ============
REALIZED AND UNREALIZED GAIN/LOSS:
Net Realized Loss...........................................  $(62,941,572)
                                                              ------------
Unrealized Appreciation/Depreciation:
  Beginning of the Period...................................   (67,046,131)
  End of the Period.........................................   (52,271,920)
                                                              ------------
Net Unrealized Appreciation During the Period...............    14,774,211
                                                              ------------
NET REALIZED AND UNREALIZED LOSS............................  $(48,167,361)
                                                              ============
NET DECREASE IN NET ASSETS FROM OPERATIONS..................  $(23,654,824)
                                                              ============

                                               See Notes to Financial Statements

Statements of Changes in Net Assets

                                                       YEAR ENDED        YEAR ENDED
                                                      JULY 31, 2002    JULY 31, 2001
                                                      -------------------------------
FROM INVESTMENT ACTIVITIES:
Operations:
Net Investment Income...............................  $  24,512,537    $   79,684,458
Net Realized Loss...................................    (62,941,572)     (134,371,044)
Net Unrealized Appreciation During the Period.......     14,774,211        18,050,440
                                                      -------------    --------------
Change in Net Assets from Operations................    (23,654,824)      (36,636,146)
                                                      -------------    --------------

Distributions from Net Investment Income............    (24,104,523)      (81,218,673)
Distributions from Net Realized Gain................            -0-        (2,869,500)
Return of Capital Distribution......................       (550,178)              -0-
                                                      -------------    --------------
Total Distributions.................................    (24,654,701)      (84,088,173)
                                                      -------------    --------------

NET CHANGE IN NET ASSETS FROM INVESTMENT
  ACTIVITIES........................................    (48,309,525)     (120,724,319)
                                                      -------------    --------------

FROM CAPITAL TRANSACTIONS:
Proceeds from Shares Sold...........................     10,147,660        78,021,054
Net Asset Value of Shares Issued Through Dividend
  Reinvestment......................................     12,246,877        50,840,841
Cost of Shares Repurchased..........................   (282,768,430)     (783,136,054)
                                                      -------------    --------------
NET CHANGE IN NET ASSETS FROM CAPITAL TRANSACTIONS..   (260,373,893)     (654,274,159)
                                                      -------------    --------------
TOTAL DECREASE IN NET ASSETS........................   (308,683,418)     (774,998,478)
NET ASSETS:
Beginning of the Period.............................    682,610,130     1,457,608,608
                                                      -------------    --------------
End of the Period (Including accumulated
  undistributed net investment income of $2,490,890
  and $2,082,876, respectively).....................  $ 373,926,712    $  682,610,130
                                                      =============    ==============

See Notes to Financial Statements

Statement of Cash Flows
For the Year Ended July 31, 2002

CHANGE IN NET ASSETS FROM OPERATIONS........................  $ (23,654,824)
                                                              -------------
Adjustments to Reconcile the Change in Net Assets from
  Operations to Net Cash Used for Operating Activities:
  Decrease in Investments at Value..........................    277,792,552
  Decrease in Receivable for Investments Sold...............     27,204,682
  Decrease in Interest and Fees Receivables.................      2,711,816
  Decrease in Other Assets..................................        325,887
  Increase in Payable for Investments Purchased.............        342,236
  Decrease in Distributor and Affiliates Payable............       (108,490)
  Decrease in Investment Advisory Fee Payable...............       (246,921)
  Decrease in Administrative Fee Payable....................        (65,041)
  Decrease in Accrued Expenses..............................       (378,859)
  Increase in Trustees' Deferred Compensation and Retirement
    Plans...................................................         17,184
                                                              -------------
    Total Adjustments.......................................    307,595,046
                                                              -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    283,940,222
                                                              -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Shares Sold...................................     10,388,305
Payments on Shares Repurchased..............................   (282,772,679)
Cash Dividends Paid.........................................    (12,854,286)
                                                              -------------
    Net Cash Used for Financing Activities..................   (285,238,660)
                                                              -------------
NET DECREASE IN CASH........................................     (1,298,438)
Cash at Beginning of the Period.............................      1,298,438
                                                              -------------
CASH AT THE END OF THE PERIOD...............................  $         -0-
                                                              =============

                                               See Notes to Financial Statements

Financial Highlights
THE FOLLOWING SCHEDULE PRESENTS FINANCIAL HIGHLIGHTS FOR ONE SHARE OF THE FUND OUTSTANDING THROUGHOUT THE PERIODS INDICATED.

                                                                        MARCH 27, 1998
                                                                        (COMMENCEMENT
                                         YEAR ENDED JULY 31,            OF INVESTMENT
                                -------------------------------------   OPERATIONS) TO
                                 2002     2001      2000       1999     JULY 31, 1998
                                ------------------------------------------------------
NET ASSET VALUE, BEGINNING OF
  THE PERIOD..................  $ 8.49   $ 9.58   $  10.09   $  10.04       $10.00
                                ------   ------   --------   --------       ------
  Net Investment Income.......     .41      .75        .72        .65          .21
  Net Realized and Unrealized
    Gain/Loss.................    (.75)   (1.07)      (.50)       .04          .04
                                ------   ------   --------   --------       ------
Total from Investment
  Operations..................    (.34)    (.32)       .22        .69          .25
                                ------   ------   --------   --------       ------
Less:
  Distributions from Net
    Investment Income.........     .39      .74        .72        .64          .21
  Distributions from Net
    Realized Gain.............     -0-      .03        .01        -0-          -0-
  Return of Capital
    Distribution..............     .01      -0-        -0-        -0-          -0-
                                ------   ------   --------   --------       ------
Total Distributions...........     .40      .77        .73        .64          .21
                                ------   ------   --------   --------       ------
NET ASSET VALUE, END OF THE
  PERIOD......................  $ 7.75   $ 8.49   $   9.58   $  10.09       $10.04
                                ======   ======   ========   ========       ======

Total Return* (a).............  -4.06%   -3.59%      2.27%      7.09%        2.52%**
Net Assets at End of the
  Period (In millions)........  $373.9   $682.6   $1,457.6   $1,472.0       $411.4
Ratio of Expenses to Average
  Net Assets*.................   1.67%    1.69%      1.64%      1.60%        1.70%
Ratio of Net Investment Income
  to Average Net Assets*......   5.05%    8.07%      7.37%      6.66%        6.33%
Portfolio Turnover (b)........     42%      25%        54%        23%           4%**
 * If certain expenses had not been voluntarily assumed by Van Kampen, total return would have been lower and the ratios would have been as follows:
Ratio of Expenses to Average
  Net Assets..................     N/A      N/A        N/A      1.61%        1.92%
Ratio of Net Investment Income
  to Average Net Assets.......     N/A      N/A        N/A      6.65%        6.11%

** Non-Annualized

(a) Total return assumes an investment at the beginning of the period indicated, reinvestment of all distributions for the period and tender of all shares at the end of the period indicated, excluding payment of 1% imposed on most shares accepted by the Fund for repurchase which have been held for less than one year. If the early withdrawal charge was included, total return would be lower.

(b) Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

N/A--Not Applicable.

See Notes to Financial Statements

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Van Kampen Senior Floating Rate Fund (the "Fund") is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940 (the "1940 Act"), as amended. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable Senior Loans. Senior Loans are business loans that have a senior right to payment and are made to borrowers that may be corporations, partnerships or other entities. These borrowers operate in a variety of industries and geographic regions. The Fund commenced investment operations on March 27, 1998.

    The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A. SECURITY VALUATION The Fund's Senior Loans are valued by the Fund following valuation guidelines established and periodically reviewed by the Fund's Board of Trustees. Under the valuation guidelines, Senior Loans for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes. Where reliable market quotes are not readily available, Senior Loans are valued, where possible, using independent pricing sources approved by the Board of Trustees. Other Senior Loans are valued by independent pricing sources approved by the Board of Trustees based upon pricing models developed, maintained and operated by those pricing sources or valued by Van Kampen Investment Advisory Corp. (the "Adviser") by considering a number of factors including consideration of market indicators, transactions in instruments which the Adviser believes may be comparable (including comparable credit quality, interest rate redetermination period and maturity), the credit worthiness of the Borrower, the current interest rate, the period until next interest rate redetermination and the maturity of such Senior Loans. Consideration of comparable instruments may include commercial paper, negotiable certificates of deposit and short-term variable rate securities which have adjustment periods comparable to the Senior Loans in the Fund's portfolio. The fair value of Senior Loans are reviewed and approved by the Fund's Valuation Committee and Board of Trustees.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

    Equity securities are valued on the basis of prices furnished by pricing services or at fair value as determined in good faith by the Adviser under the direction of the Board of Trustees.

    Short-term securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. Short-term loan participations are valued at cost in the absence of any indication of impairment.

    The Fund may invest in repurchase agreements, which are short-term investments in which the Fund acquires ownership of a debt security and the seller agrees to repurchase the security at a future time and specified price. Repurchase agreements are fully collateralized by the underlying debt security. The Fund will make payment for such securities only upon physical delivery or evidence of book entry transfer to the account of the custodian bank. The seller is required to maintain the value of the underlying security at not less than the repurchase proceeds due the Fund.

B. SECURITY TRANSACTIONS Investment transactions are recorded on a trade date basis. Realized gains and losses are determined on an identified cost basis.

C. INVESTMENT INCOME Interest income is recorded on an accrual basis. Facility fees received are treated as market discounts. Market premiums are amortized and discounts are accreted over the stated life of each applicable Senior Loan, note, or other fixed-income security. Other income is comprised primarily of amendment fees. Amendment fees are earned as compensation for agreeing to changes in loan agreements.

D. FEDERAL INCOME TAXES It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no provision for federal income taxes is required.

    The Fund intends to utilize provisions of the federal income tax laws which allow it to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized capital gains. At July 31, 2002, the Fund had an accumulated capital loss carryforward for tax purposes of $112,820,453 which will expire between July 31, 2009 and July 31, 2010.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

    At July 31, 2002, the cost and related gross unrealized appreciation and depreciation are as follows:

Cost of investments for tax purposes........................    $471,830,975
                                                                ============
Gross tax unrealized appreciation...........................    $  1,511,467
Gross tax unrealized depreciation...........................    (100,459,242)
                                                                ------------
Net tax unrealized depreciation on investments..............    $(98,947,775)
                                                                ============

E. DISTRIBUTION OF INCOME AND GAINS The Fund declares daily and pays monthly dividends from net investment income. Net realized gains, if any, are distributed at least annually. Distributions from net realized gains for book purposes may include short-term capital gains, which are included as ordinary income for tax purposes.

    The tax character of distributions paid during 2002 and 2001 was as follows:

                                                               2002           2001
Distributions paid from:
  Ordinary income.........................................  $24,104,523    $82,847,599
  Long-term capital gain..................................          -0-      1,240,574
  Return of Capital.......................................      550,178            -0-
                                                            -----------    -----------
                                                            $24,654,701    $84,088,173
                                                            ===========    ===========

    Due to inherent differences in the recognition of income, expenses and realized gains/losses under accounting principles generally accepted in the United States of America and federal income tax purposes, permanent differences between book and tax basis reporting have been identified and appropriately reclassified on the Statement of Assets and Liabilities. A permanent difference of $550,178 relating to return of capital distributions has been reclassified from accumulated undistributed net investment income to capital.

    Net realized gains and losses may differ for financial and tax reporting purposes primarily as a result of the deferral of losses relating to wash sale transactions, post October losses which may not be recognized for tax purposes until the first day of the following fiscal year and other losses that were recognized for book purposes but not tax purposes at the end of the fiscal year.

F. EXPENSE REDUCTIONS During the year ended July 31, 2002, the Fund's custody fee was reduced by $1,364 as a result of credits earned on cash balances.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

2. INVESTMENT ADVISORY AGREEMENT AND
OTHER TRANSACTIONS WITH AFFILIATES

Under the terms of the Fund's Investment Advisory Agreement, the Adviser will provide investment advice and facilities to the Fund for an annual fee payable monthly as follows:

AVERAGE DAILY NET ASSETS                                      % PER ANNUM
First $4.0 billion..........................................     .950%
Next $3.5 billion...........................................     .900%
Next $2.5 billion...........................................     .875%
Over $10 billion............................................     .850%

    In addition, the Fund will pay a monthly administrative fee to Van Kampen Investments Inc., the Fund's Administrator, at an annual rate of .25% of the average daily net assets of the Fund. The administrative services to be provided by the Administrator include monitoring the provisions of the loan agreements and any agreements with respect to participations and assignments, record keeping responsibilities with respect to interests in Senior Loans in the Fund's portfolio and providing certain services to the holders of the Fund's securities.

    For the year ended July 31, 2002, the Fund recognized expenses of approximately $102,100 representing legal services provided by Skadden, Arps, Slate, Meagher & Flom (Illinois), counsel to the Fund, of which a trustee of the Fund is an affiliated person.

    Under a Legal Services agreement, the Adviser provides legal services to the Fund. The Adviser allocates the cost of such services to each fund. For the year ended July 31, 2002, the Fund recognized expenses of approximately $23,500 representing Van Kampen Investments Inc.'s or its affiliates' (collectively "Van Kampen") cost of providing legal services to the Fund, which are reported as part of "Legal" expenses on the Statement of Operations.

    Van Kampen Investor Services Inc. (VKIS), an affiliate of the Adviser, serves as the shareholder servicing agent of the Fund. For the year ended July 31, 2002, the Fund recognized expenses of approximately $268,300, representing shareholder servicing fees paid to VKIS. Shareholder servicing fees are determined through negotiations with the Fund's Board of Trustees and are based on competitive market benchmarks.

    Certain officers and trustees of the Fund are also officers and directors of Van Kampen. The Fund does not compensate its officers or trustees who are officers of Van Kampen.

    The Fund provides deferred compensation and retirement plans for its trustees who are not officers of Van Kampen. Under the deferred compensation

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

plan, trustees may elect to defer all or a portion of their compensation to a later date. Benefits under the retirement plan are payable upon retirement for a ten-year period and are based upon each trustee's years of service to the Fund. The maximum annual benefit per trustee under the plan is $2,500.

    At July 31, 2002, Van Kampen owned 10,000 shares of the Fund.

    During the period, the Fund owned shares of the following affiliated companies. Affiliated companies are defined by the 1940 Act, as amended, as those companies in which a fund holds 5% or more of the outstanding voting securities.

                                                     INTEREST/
                            PAR/        REALIZED     DIVIDEND       VALUE
NAME                       SHARES*      GAIN/LOSS     INCOME       07/31/02        COST
Imperial Home Decor
  Group, Inc. -- Term
  Loan.................  $ 2,462,700      $-0-       $183,007     $2,302,625    $2,428,745
Imperial Home Decor
  Group, Inc. -- Common
  Shares...............      886,572       -0-            -0-            -0-       904,303
Imperial Home Decor
  Realty, Inc. --
  Common Shares........      886,572       -0-            -0-            -0-           -0-
TeleSpectrum Worldwide,
  Inc. -- Term Loan....  $ 1,869,163       -0-         42,058      1,219,255     1,108,323
TeleSpectrum Worldwide,
  Inc. -- Common &
  Preferred Shares.....   11,627,082       -0-            -0-            -0-           -0-

* Shares were acquired through restructuring of senior loan interests.

3. CAPITAL TRANSACTIONS

At July 31, 2002 and July 31, 2001, paid in surplus aggregated $620,540,751 and $881,143,047, respectively.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

    Transactions in common shares were as follows:

                                                           YEAR ENDED       YEAR ENDED
                                                          JULY 31, 2002    JULY 31, 2001
Beginning Shares........................................    80,403,273      152,178,276
                                                           -----------      -----------
Shares Sold.............................................     1,252,529        8,494,149
Shares Issued Through Dividend Reinvestment.............     1,519,006        5,595,595
Shares Repurchased......................................   (34,949,007)     (85,864,747)
                                                           -----------      -----------
Net Change in Shares Outstanding........................   (32,177,472)     (71,775,003)
                                                           -----------      -----------
Ending Shares...........................................    48,225,801       80,403,273
                                                           ===========      ===========

4. INVESTMENT TRANSACTIONS

During the period, the costs of purchases and proceeds from investments sold and repaid, excluding short-term investments, were $187,026,952 and $355,776,166, respectively.

5. TENDER OF SHARES

The Board of Trustees currently intends, each quarter, to consider authorizing the Fund to make tender offers for all or a portion of its then outstanding common shares at the net asset value of the shares on the expiration date of the tender offer. For the year ended July 31, 2002, 34,949,007 shares were tendered and repurchased by the Fund.

6. EARLY WITHDRAWAL CHARGE

An early withdrawal charge to recover offering expenses will be imposed in connection with most common shares held for less than one year which are accepted by the Fund for repurchase pursuant to tender offers. The early withdrawal charge of 1.00% will be payable to Van Kampen. For the year ended July 31, 2002, Van Kampen received early withdrawal charges of approximately $363,500 in connection with tendered shares of the Fund.

7. COMMITMENTS/BORROWINGS

Pursuant to the terms of certain Senior Loan agreements, the Fund had unfunded loan commitments of approximately $5,957,200 as of July 31, 2002. The Fund intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve.

    The Fund, along with the Van Kampen Prime Rate Income Trust, has entered into a revolving credit agreement with a syndicate led by Bank of America for an aggregate of $500,000,000, which will terminate on November 8, 2002. The

NOTES TO
FINANCIAL STATEMENTS

July 31, 2002

proceeds of any borrowing by the Fund under the revolving credit agreement shall be used for temporary liquidity purposes and funding of shareholder tender offers. Annual commitment fees of .11% are charged on the unused portion of the credit line. For the year ended July 31, 2002, the Fund recognized commitment fee expenses of approximately $102,800. Borrowings under this facility will bear interest at either the LIBOR rate or the Federal Funds rate plus .50%.

    At July 31, 2002, the Fund did not have any outstanding borrowings under this agreement.

8. SENIOR LOAN PARTICIPATION COMMITMENTS

The Fund invests primarily in participations, assignments, or acts as a party to the primary lending syndicate of a Senior Loan interest to corporations, partnerships, and other entities. When the Fund purchases a participation of a Senior Loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Fund assumes the credit risk of the borrower, selling participant or other persons interpositioned between the Fund and the borrower.

    At July 31, 2002, the following sets forth the selling participants with respect to interests in Senior Loans purchased by the Fund on a participation basis.

                                                              PRINCIPAL
                                                               AMOUNT      VALUE
                                                                (000)      (000)
SELLING PARTICIPANT
Wachovia Bank, N.A..........................................    $738       $738
                                                                ====       ====

9. SERVICE PLAN

The Fund has adopted a Service Plan (the "Plan") designed to meet the service fee requirements of the sales charge rule of the National Association of Securities Dealers, Inc. The Plan governs payments for personal services and/or the maintenance of shareholder accounts.

    Annual fees under the Plan of .15% (.25% maximum) of average daily net assets are accrued daily and paid quarterly. Included in these fees for the year ended July 31, 2002, are payments retained by Van Kampen of approximately $20,300 and payments made to Morgan Stanley DW Inc., an affiliate of the Adviser, of approximately $580,000.

                           PART C--OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

     (1) FINANCIAL STATEMENTS:

        Included in Part A:

           Financial Highlights.

        Included in Part B:

           Report of Independent Auditors; Portfolio of Investments as of July
                 31, 2002; Statement of Assets and Liabilities as of July 31, 2002; Statement of Operations for the Year Ended July 31, 2002; Statement of Changes in Net Assets for the Year Ended July 31, 2002 and 2001; Statement of Cash Flows for the Year Ended July 31, 2002; Financial Highlights; Notes to Financial Statements

     (2) EXHIBITS


               (a)(i)    Declaration of Trust dated December 19, 1997(1)
                  (b)    By-laws(1)
                  (d)    Form of Specimen Certificate of Common Shares of Beneficial Interest of Registrant(1)
                  (g)    Investment Advisory Agreement(1)
               (h(1))    Offering Agreement(1)
               (h(2))    Form of Dealer Agreement(2)
               (h(3))    Form of Broker Agreement(2)
               (h(4))    Form of Bank Agreement(2)
               (h(5))    Addendum to Selling Group Agreements(2)
               (j(1))    Custodian Agreement(1)
               (j(2))    Transfer Agency and Service Agreement(1)
               (k(1))    Administration Agreement(1)
               (k(2))    Amended and Restated Legal Services Agreement+
               (k(3))    Service Plan(1)
               (k(4))    Fifth Amendment and Restatement of Credit Agreement dated November 8, 2002+
                  (l)    Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(3)
               (n(1))    Consent of Deloitte & Touche LLP+
            (n(2)(i))    Consent of KPMG LLP(6)
                  (p)    Letter of Investment Intent(1)
               (r)(1)    Code of Ethics of the Adviser and Distributor(6)
               (r)(2)    Code of Ethics of the Funds(5)
                 (24)    Power of Attorney(6)


---------------

(1) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-43561 and 811-08589, filed on December 31, 1997.

(2) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-43561 and 811-08589, filed on February 18, 1998.

(3) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-88195 and 811-08589, filed on September 30, 1999.

(4) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-88195 and 811-08589, filed on November 8, 2000.

(5) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-88195 and 811-08589, filed on October 17, 2001.


(6) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-88195 and 811-08589, filed on October 16, 2002.



 +  Filed herewith.

ITEM 25: MARKETING ARRANGEMENTS

     See Exhibit h to this Registration Statement.

ITEM 26: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission fees.....................  $695,695
Printing and engraving expenses.............................  $ 40,000*
Legal fees..................................................  $ 50,000*
Accounting expenses.........................................  $  5,000*
Miscellaneous expenses......................................  $  5,000*
                                                              --------
               Total........................................  $795,695
                                                              ========

-------------------------
* Estimated.

ITEM 27: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

     Not applicable

ITEM 28: NUMBER OF HOLDERS OF SECURITIES


     At October 4, 2002



                  TITLE OF CLASS                     NUMBER OF RECORD HOLDERS
                  --------------                     ------------------------
Common Shares of Beneficial Interest, par value
  $.01 per share...................................           11,718


ITEM 29: INDEMNIFICATION

     Please see Article 5.3 of the Registrant's Amended and Restated Declaration of Trust (Exhibit (a)(i)) for indemnification of officers and trustees. Registrant's trustees and officers are also covered by an Errors and Omissions Policy. Section 5 of the proposed Investment Advisory Agreement between the Fund and the Adviser provides that in the absence of willful misfeasance, bad faith or gross negligence in connection with the obligations or duties under the Investment Advisory Agreement or on the part of the Adviser, the Adviser shall not be liable to the Fund or to any Shareholder of the Fund for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding or sale of any security. The Distribution Agreement provides that the Registrant shall indemnify the Distributor (as defined therein) and certain persons related thereto for any loss or liability arising from any alleged misstatement of a material fact (or alleged omission to state a material fact) contained in, among other things, the Registration Statement or Prospectus except to the extent the misstated fact or omission was made in reliance upon information provided by or on behalf of the Distributor. (See Section 7 of the Distribution Agreement.)

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person or the Distributor in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

ITEM 30: BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Adviser, reference is made to the Adviser's current Form ADV (File No. 801-18161) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.

ITEM 31: LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder to be maintained (i) by Registrant will be maintained at its offices, located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555, Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, MO 64121-8256 or at the State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts 02171; (ii) by the Adviser, will be maintained at its offices, located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555; and (iii) all such accounts, books and other documents required to be maintained by the principal underwriter will be maintained by Van Kampen Funds Inc., at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.

ITEM 32: MANAGEMENT SERVICES

     Not applicable

ITEM 33: UNDERTAKINGS

     The Registrant hereby undertakes:

     1. Not applicable

     2. Not applicable

     3. Not applicable

     4. (a) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5. If applicable:

          (a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED IN THE CITY OF OAKBROOK TERRACE, AND THE STATE OF ILLINOIS, ON THE 27TH DAY OF NOVEMBER, 2002.


                                          VAN KAMPEN
                                          SENIOR FLOATING RATE FUND

                                          By:    /s/ A. THOMAS SMITH III
                                            ------------------------------------
                                                    A. Thomas Smith III
                                                         Secretary


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON NOVEMBER 27, 2002 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:


                     SIGNATURES                                                  TITLE
                     ----------                                                  -----
            /s/  RICHARD F. POWERS, III*                 Chairman, President and Trustee
-----------------------------------------------------
               Richard F. Powers, III

                 /s/  DAVID C. ARCH*                     Trustee
-----------------------------------------------------
                    David C. Arch

                 /s/  ROD DAMMEYER*                      Trustee
-----------------------------------------------------
                    Rod Dammeyer

                 /s/  HOWARD J KERR*                     Trustee
-----------------------------------------------------
                    Howard J Kerr

               /s/  THEODORE A. MYERS*                   Trustee
-----------------------------------------------------
                  Theodore A. Myers

             /s/  HUGO F. SONNENSCHEIN*                  Trustee
-----------------------------------------------------
                Hugo F. Sonnenschein

                /s/  WAYNE W. WHALEN*                    Trustee
-----------------------------------------------------
                   Wayne W. Whalen

               /s/  JOHN L. SULLIVAN*                    Vice President, Chief Financial Officer and Treasurer
-----------------------------------------------------
                  John L. Sullivan


* Signed by A. Thomas Smith III pursuant to a Power of Attorney, previously filed.


      /s/ A. THOMAS SMITH III
------------------------------------
        A. Thomas Smith III
          Attorney-in-Fact

          EXHIBIT INDEX TO FORM N-2 FOR POST-EFFECTIVE AMENDMENT NO. 4






(k(2))       Amended and Restated Legal Services Agreement
(k(4))       Fifth Amendment and Restatement of Credit Agreement dated
             November 8, 2002
(n(1))       Consent of Deloitte & Touche LLP